DC

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06021781

January 10, 2006

James E. Showen
Hogan & Hartson L.L.P.
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004-1109

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-10-2006

Re: Gannett Co., Inc.
Incoming letter dated November 21, 2005

Dear Mr. Showen:

This is in response to your letters dated November 21, 2005 and December 23, 2005 concerning the shareholder proposal submitted to Gannett by the United Brotherhood of Carpenters Pension Fund. We also have received a letter from the proponent dated December 20, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

RECEIVED
2005 DEC 28 AM 11: 19
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

HOGAN & HARTSON
L.L.P.

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

December 23, 2005

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Gannett Co., Inc. – Stockholder Proposal of United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

On behalf of Gannett Co., Inc., we would like to respond briefly to the recent letter from the United Brotherhood of Carpenters Pension Fund (the "Proponent") concerning Gannett's letter of November 21, 2005 seeking the staff's concurrence that Gannett may exclude a shareholder proposal submitted by the Proponent (the "Proposal"). The Proponent's letter, despite its length, appears to make only a few points, none of which are persuasive.

The Proponent makes numerous references to the fact that the Proposal seeks an amendment to Gannett's certificate of incorporation or bylaws to implement a majority voting standard, whereas Gannett's majority voting policy was adopted as a corporate governance principle. The Proponent uses that distinction to argue that Gannett has not substantially implemented the Proposal under Rule 14a-8(i)(10). In doing so, the Proponent fails to recognize the previously cited precedent establishing the staff's view that the manner in which a company implements policies or procedures designed to address a proposal is not determinative of whether such proposal has been substantially implemented for Rule 14a-8(i)(10) purposes. See, The Coca-Cola Company (February 24, 1988) and Eastman Kodak Co. (February 1, 1991). In this case the Proponent seems to be arguing that form should trump substance by claiming that the only possible way the Proposal may be substantially implemented is through an amendment to Gannett's governing documents. We believe this argument conflicts directly with the purpose of

Rule 14a-8(i)(10). In 1983 the Commission changed its interpretation of Rule 14a-8(i)(10) to "add more subjectivity to the application of [Rule 14a-8(i)(10)]" See, SEC Release No. 34-20091 (August 16, 1983). The Commission's intent was to move away from the prior "formalistic application of the provision." Id. The Proponent's argument that a technical difference in the manner of implementation of a proposal should defeat a substantive implementation is clearly at odds with the Commission's desire to insert flexibility into the Rule 14a-8(i)(10) analysis. Indeed, if the Proponent's argument were to be accepted, any proposal specifying a particular method of implementation would not be excludable under Rule 14a-8(i)(10) unless such method were followed precisely.

The Proponent also cites *JP Morgan Chase & Co.* (Feb. 22, 2005) as precedent to support its conclusion that the Proposal may not be excluded. The citation to *JP Morgan* is badly chosen, however, because although the *JP Morgan* matter involved the same proposal, the arguments for exclusion under Rule 14a-8(i)(10) in that case were based on completely different grounds than in Gannett's case. In *JP Morgan* the company argued that because the Proposal does not specify a manner of implementation, it is vague. As a result, it may be construed as granting the company's Board powers it already has, which would mean the Proposal has already been substantially implemented. The staff declined to allow exclusion on those grounds. In contrast, Gannett argues that it has substantially implemented the Proposal by instituting a majority voting policy. Accordingly, the Proponent's references to *JP Morgan* to support its position are inappropriate.

The Proponent also disputes Gannett's assertion that the Proposal is false and misleading under Rule 14a-8(i)(3). Gannett believes the phrase, "Our company presently uses the plurality vote standard to elect directors," contained in the Proposal's supporting statement, is false and misleading as it fails to address the existing majority voting policy. The Proponent claims that the statement is completely accurate since Gannett's bylaws provide for plurality voting. The supporting statement, however, does not say that *Gannett's bylaws provide* for a plurality vote standard. Rather, the supporting statement only states that *Gannett uses* a plurality vote standard. Nor does it qualify the statement with information concerning Gannett's majority voting policy, information necessary to make the statements not misleading. The anti-fraud provisions of Rule 14a-9 prohibit proxy statements containing an omission of a material fact necessary to make statements therein not misleading. The Proponent's failure to address the existing majority voting policy constitutes an omission that is necessary to make a supporting statement not misleading.

Should you have any questions, please feel free to call me at (202) 637-8357.

Sincerely,

James E. Showen

cc: Todd A. Mayman, Esq.
Douglas J. McCarron
Edward J. Durkin

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA HAND DELIVERY & FACSIMLE 202-772-9201]

December 20, 2005

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Response to Gannett Co., Inc.'s Request for No-Action Advice Concerning the United Brotherhood of Carpenters Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The United Brotherhood of Carpenters Pension Fund ("Fund") hereby submits this letter in reply to Gannett Co., Inc.'s ("Gannett" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's Director Election Majority Vote Standard shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2006 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

We note at the outset that the Proposal is identical to previous director election vote standard proposals submitted by the Fund for the last two years that have been unsuccessfully challenged. <u>See, e.g.,</u> *AT&T Wireless Services, Inc. (Feb. 13, 2004,), Citigroup, Inc. (Feb. 14, 2005), JPMorgan Chase & Co. (Feb. 22, 2005).* We submit that the Staff should follow the clear precedent and deny the Company's request for no-action relief.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May be Excluded Under Rules 14a-8(i)(10) because Gannett Has Not Substantially Implemented the Proposal

The Company's request for no-action relief is based on its assertion that the Proposal has been substantially implemented. The Company bears the burden of persuasion to show that it has substantially implemented the Proposal – a burden we will show it fails to meet.

Gannett notes that it has adopted a majority vote policy which it claims provides that directors must be elected by the affirmative vote of the majority of votes cast. Its policy provides in pertinent part:

> At any annual meeting of the stockholders at which directors are subject to an uncontested election, any nominee for director who receives a greater number of votes 'withheld' from his or her election than votes 'for' such election shall submit to the board of directors a letter of resignation for consideration by the Nominating and Public Responsibility Committee.

Gannett then states that its "majority vote policy is not a precise implementation of the Proposal" but "[n]evertheless, the Proposal and Gannett's policy compare favorably because both require majority stockholder approval for a director nominee to be elected with finality." As we show below, Gannett's policy does not substantially implement the Proposal for under its policy directors can be elected even if a nominee receives as little as a single vote in an uncontested election.

The Company's entire argument rests on a flawed assumption that misconstrues the intent of the Proposal and the role prescribed for the Board in the requested implementation of the Proposal. The Company incorrectly presumes that the intent of the Proposal is to compel a certain outcome when a director nominee fails to receive a majority of the vote cast. It then argues that a recently adopted informal Board governance policy that requires a director nominee who receives a majority "withhold" vote under the Company's current plurality vote standard to tender his or her resignation produces essentially the same outcome as the Fund's Proposal requests. However, the clear focus of the Proposal is a Board-initiated process to amend Gannett's bylaws or certificate of incorporation to change its legal director election vote standard from a plurality vote standard to a majority of votes cast standard. The Proposal does not seek to prescribe any particular post-election treatment of directors that fail to receive the requisite vote.

In fact, the Proposal is not focused on achieving a certain election outcome as the Company's argument suggests, but on establishing a new election vote standard to provide shareholders a legally significant vote in the election of directors. This reform can only be accomplished by an amendment to the Company's bylaws or certificate of incorporation, not through a board governance policy, and the Proposal requests that the Board initiate the reform process. The adoption of a majority vote standard would provide Company shareholders a vote in director elections that has a legal consequence.

Director nominees that fail to receive a majority of the vote cast would not be elected or re-elected. The Company's adoption of a post-election policy calling for the resignation of a director legally elected despite receiving a "withhold" vote under a plurality vote standard is a fundamentally different proposition. The Proposal intends exactly what it says, that the legal standard for director elections be a majority vote. The director resignation policy fails to accomplish that end. The Supporting Statement acknowledges that the Board will have discretion to implement the Proposal, but that discretion is limited to the exercise of its judgment within the context of initiating a process to amend the certificate or bylaws to change to a majority vote standard.

The Precedent Clearly Supports Inclusion of the Proposal

The Company cites several no-action letters in support of its argument. Those cases all presented very different fact patterns in which the companies were granted relief under Rule 14a-8(i)(10) because they either actually implemented the shareholder proposal or essentially did so. However, there are a series of cases directly on point in which this exact shareholder proposal was challenged on 14a-8(i)(10) grounds and the Staff denied the requested relief and found that the shareholder proposal should be included. *See, e.g.,* AT&T Wireless Services, Inc. (Feb. 13, 2004,), Citigroup, Inc. (Feb. 14, 2005), JPMorgan Chase & Co. (Feb. 22, 2005).

For example, in *JPMorgan Chase & Co.* (February 22, 2005), the same proponent – the United Brotherhood of Carpenters Pension Fund – presented exactly the same proposal as that submitted to Gannett. JP Morgan Chase challenged on several grounds, including arguing substantial implementation under Rule 14a-8(i)(10). While it did not argue that it had a director resignation policy that mooted the proposal, it did make essentially the same argument as the Company now makes. JP Morgan Chase argued that the proposal sought to achieve the outcome of "removing" directors who fail to receive a majority vote at an election of directors and premised its substantial implementation argument on this presumption. The Staff rejected JPMorgan Chase's arguments.

Gannett uses its director resignation policy to argue the other side of the same coin. It argues that under its policy a director nominee who fails to get a majority vote would have to tender his resignation, thus accomplishing even more effectively than the Proposal the goal of "removing" directors. Like JPMorgan Chase, Gannett ignores the true intent of the Proposal. And like JPMorgan Chase, the Company's request should be denied.

Proponent understood when it submitted its proposal to JPMorgan Chase, and continues to understand, that Delaware law provides a specific procedure for removing directors and that nominees failing to receive a majority vote would "hold over" and not be immediately removed. Such an outcome was not the intent of the Proposal in JPMorgan Chase, nor is it in the instant case. The goal was, and remains, to give shareholders a meaningful role in the election of directors by adopting a legal vote standard that would mean shareholders' votes count. Gannett has not substantially implemented the Proposal and so should be denied its requested relief under Rule 14a-8(i)(10).

The Proposal's Intent is that the Certificate of Incorporation or Bylaws be Amended to Establish the Majority Vote Standard as the Legal Standard for Electing Directors.

A careful review of the Proposal demonstrates that the Proposal does not seek to mandate a specific outcome to an election, but rather to revise the legal standard for being elected to the Board of Directors. The Proposal requests that the Board initiate a process to amend the Company's certificate of incorporation or bylaws so that the legal standard for being elected a director will be a majority of votes cast at an annual meeting rather than the current plurality standard the Company uses. The Proposal and Supporting Statement provide in pertinent part:

> **Resolved:** That the shareholders of Gannett Co., Inc. ('Company') hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.
>
> **Supporting Statement:** . . . .
>
> Our company presently uses the plurality vote standard to elect directors. This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.
>
> We believe that a majority vote standard in director elections would give shareholders a meaningful role in the director election process. Under the Company's current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are 'withheld' from that nominee. The majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.
>
> Some companies have adopted board governance policies requiring director nominees that fail to receive majority vote support from shareholders to tender their resignations to the board. We believe that these policies are inadequate for they are based on continued use of the plurality standard and would allow director nominees to be elected despite only minimal shareholder support. We contend that changing the legal standard to a majority vote is a superior solution that merits shareholder support.

Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote under a majority vote standard and whether a plurality vote standard may be appropriate in director elections when the number of director nominees exceeds the available board seats.

The Proposal has not been substantially implemented by Gannett based on its adoption of an informal post-election director resignation policy. This informal post-election Board policy, which is subject to amendment by the Board, in no way approximates a formal change in the legal standard for electing directors via an amendment to Gannett's certificate of incorporation or bylaws. The Company's argument is premised on the notion that there is no consequence to whether a nominee has actually been elected to the Board of Directors. Under the Company's logic, it matters not whether the legal director election vote standard is a majority vote standard or a plurality standard, which allows for the election of a nominee with as little as a single vote. This logic cannot prevail. The Proposal was not motivated by a desire to remove directors that failed to get a majority vote. The Fund's intent in submitting the Proposal, as is explicitly stated, is to achieve an amendment to the certificate or bylaws revising the legal standard for being elected a director. Gannett has failed to do that.

The Board of Directors' Discretion Under the Proposal is Limited to Implementing a Majority Vote Standard as the Legal Standard Under Either the Certificate or Bylaws

The Proposal has been submitted to urge adoption of a majority vote standard in the Company's bylaws or certificate of incorporation in order to provide shareholders a meaningful vote in director elections. The Proposal recognizes that the Board in instituting the vote standard reform in the Company's bylaws or certificate of incorporation should consider and address related issues, such as the status of directors who fail to be re-elected and the appropriateness of the majority vote standard for contested director elections. The Proposal's recognition of limited Board discretion is in the context of implementing a formal reform of the Company's bylaws or certificate. This recognition does not mean that an informal director resignation policy supplants the need to change to a majority vote standard. Indeed, we believe that such a policy would be an appropriate supplement to the majority vote standard. However, it certainly does not represent substantial implementation of a majority vote standard.

The Company has Failed to Satisfy its Burden of Persuasion that the Proposal is False and Misleading and May be Excluded under Rule 14a-8(i)(3)

The Company next argues that the proposal is false and misleading because the supporting statement to the Proposal states: "Our Company presently uses the plurality vote standard to elect directors." The Company's basis for this argument is that it has a director resignation policy; that is, a director **elected** under the plurality vote standard that

Gannett still uses has to tender his or her resignation for Board consideration. Gannett's argument seems to be that because a director elected under its plurality standard will be subject to an informal policy that he or she tender its resignation it is somehow false to say that Gannett uses the plurality standard to elect directors. However, the representation made in the supporting statement is completely accurate – Gannett does use the plurality vote standard to elect directors. Article II, Section 6 of Gannett's bylaws provides in pertinent part: "**Section 6. Election:** At each annual meeting of stockholders, Directors shall, except as otherwise required or provided by law or by the Certificate of Incorporation, be elected by a plurality of the votes cast at such meeting by the holders of stock entitled to vote in the election." The fact that an elected director may then tender his or her resignation pursuant to Gannett's policy in no way renders false or misleading the supporting statement's accurate representation that Gannett employs a plurality vote standard for the election of directors.

Gannett then notes that the Supporting Statement contained a typographical error by which the company "Marsh & McLennan" was inadvertently spelled "Marsh & McClennan." Gannett also states that the proposal at Marsh & McLennan "did not receive a majority of the votes required for stockholder approval." The supporting statement stated:

> The majority vote proposal received high levels of support last year, winning majority support at Advanced Micro Devices, Freeport McMoran, Marathon Oil, Marsh and McClennan (sic), Office Depot, Raytheon, and others.

Marsh & McLennan's Form 10-Q filed on August 9, 2005, stated:

> A stockholder proposal requesting the MMC Board of Directors to amend MMC's governance documents to provide that director nominees be elected by the affirmative vote of the majority of votes cast at the annual meeting of stockholders did not receive a majority of the votes cast and thus was not approved. This proposal received 197,516,369 votes in favor, 196,641,000 votes against, 6,295,356 abstentions and 68,680,991 broker nonvotes

Thus, the proposal did receive majority support. We note in this regard that Staff Legal Bulletin No. 14 provides the following:

> How do we count votes under rule 14a-8(i)(12)?
>
> Only votes for and against a proposal are included in the calculation of the shareholder vote of that proposal. Abstentions and broker non-votes are not included. . .

We believe it is accurate and certainly reasonable to state that a proposal which received more votes for than against received majority support. In any event, the Fund is willing to delete its reference to Marsh & McLennan from the supporting statement to resolve this matter, if that is necessary. Certainly omission of the Proposal on this basis would not be a just result.

Conclusion

The Proposal requests a formal change in the Company's certificate or bylaws establishing a majority vote as the legal standard to be elected to the board of directors. Gannett has not substantially implemented the Proposal. Rather, it has adopted a post-election director resignation policy that leaves in place the plurality standard as the legal vote standard for director elections. The Company's entire argument rests on the incorrect presumption that the Proposal's intent was to mandate a specific post-election outcome, when in fact the intent of the Proposal is to give shareholders a meaningful role in director elections by revising formally the legal standard for being elected director.

For all these reasons we believe the company has failed to satisfy its burden of persuasion under Rule 14a-8(i)(3) or (10) and its request should be denied. If you have any questions about this matter or would like any additional information, please contact me at (202) 546-6206 x 221. Additionally, should you disagree with the conclusions set forth in this response to the Company's Request for No-Action Advice, I respectfully request the opportunity to confer with you prior to the issuance of the Staff's final determination. I would appreciate receiving a copy of the Staff's response to the Company's Request by fax at (202) 543-4871 when it is available.

Sincerely,

Edward J. Durkin
Director, Corporate Affairs Department

cc: Douglas J. McCarron – Fund Chair, United Brotherhood of Carpenters Pension Fund
Todd A. Mayman, Vice President, Associate General Counsel and Secretary, Gannett Co., Inc.
James E. Showen, Hogan & Hartson, L.L.P.

HOGAN & HARTSON
L.L.P.

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

Rule 14a-8(i)(10)
Rule 14a-8(i)(3)

November 21, 2005

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Gannett Co., Inc. – Stockholder Proposal of United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

On behalf Gannett Co., Inc., we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission of Gannett's intention to exclude from its proxy materials for its 2006 annual meeting of stockholders (the "Proxy Materials") a shareholder proposal and a statement in support thereof (the "Proposal") submitted by United Brotherhood of Carpenters Pension Fund (the "Proponent"). A copy of the Proposal and all correspondence between Gannett and the Proponent are attached as Exhibit 1. We request that the staff confirm that it will not recommend any enforcement action to the Commission if, in reliance on the interpretations of Rule 14a-8 set forth below, Gannett excludes the Proposal from its Proxy Materials. Gannett currently intends to file definitive copies of the Proxy Materials with the Commission on or about March 6, 2006.

Pursuant to Rule 14a-8(j), we are furnishing the staff with six copies of this letter and its attached exhibits. A copy of this letter is also being provided simultaneously to the Proponent.

As discussed more fully below, we believe that the Proposal may be excluded from the Proxy Materials pursuant to the following rules:

(a) Rule 14a-8(i)(10), because Gannett has already substantially implemented the Proposal.

(b) Rule 14a-8(i)(3), because the Proposal is in violation of the Commission's proxy rules.

I. THE PROPOSAL

The Proposal states:

> "That the shareholders of Gannett Co., Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend Gannett's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders."

II. REASONS FOR EXCLUSION

A. Rule 14a-8(i)(10) – The Proposal has already been substantially implemented by Gannett.

1. Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if a company has already substantially implemented the proposal. The purpose of the exclusion in Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management..." See, Exchange Act Release No. 34-12598 (July 7, 1976). The standard the staff has applied consistently in determining whether a proposal has been substantially implemented is whether a company's policies, practices and procedures "compare favorably with the guidelines in the proposal." See, Exchange Act Release No. 34-20091 (August 16, 1983); and Texaco, Inc. (March 28, 1991). This standard does not require that a proposal be implemented precisely; rather, a proposal will be considered substantially implemented when the company has procedures in place that address the subject matter or essential objectives of the proposal. See, ConAgra Foods, Inc. (June 20, 2005); Raytheon Company (February 11, 2005); The Talbots, Inc. (April 5, 2002); and The Gap, Inc. (March 16, 2001).

2. Gannett's Implementation of a Majority Voting Standard

The Proposal requests that the Board of Directors amend Gannett's governance documents to provide that directors be elected by the affirmative vote of the majority of votes cast at an annual meeting. On October 25, 2005, Gannett announced that it has adopted a majority vote standard for uncontested director elections. A copy of Gannett's majority voting policy is attached as Exhibit 2. This new voting policy addresses the same subject matter of the Proposal, which seeks implementation of a majority voting standard.

3. Substantial Implementation Analysis

As noted above, the Commission does not require that every aspect of a proposal be enacted to achieve substantial implementation. See, SEC Release No. 34-20091 (August 16, 1983); and Raytheon Company (February 11, 2005). Gannett's majority vote policy is not a precise implementation of the Proposal. Nevertheless, the Proposal and Gannett's policy compare favorably because both require majority stockholder approval for a director nominee to be elected with finality. Gannett's policy requires any director nominee receiving a greater number of "withheld" votes than "for" votes in an uncontested election to submit a letter of resignation to Gannett's Nominating and Public Responsibility Committee, which then will recommend to the Board of Directors the action to be taken with regard to the letter. Therefore if a director nominee does not receive the required majority vote, Gannett's Board has the option to accept the nominee's resignation letter, or reject it and allow the director to remain on the Board. In contrast, the Proposal simply provides that a director will not be elected or re-elected without receiving an affirmative vote of the majority of votes cast. These minor differences between Gannett's policy and the Proposal do not alter the fact that Gannett's policy achieves the essential objectives of the Proposal, namely the implementation of a majority voting standard.

4. Potential Issues Arising Under The Proposal

Gannett's policy not only conforms favorably to the guidelines of the Proposal, it resolves a number of potential problems that would arise were the Proposal implemented as requested. Indeed the Proponent acknowledges the problems created by the Proposal and suggests that the Board craft a solution to the Proposal's problems, stating "Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change." In fact, the Board has already crafted a solution: that is why it adopted the majority vote policy. The Proposal notes that under its terms it is unclear what the status would be of incumbent directors who fail to receive a majority vote. Gannett's policy addresses this concern because in the event an incumbent director does not receive the required majority vote, Gannett's Board of Directors may elect to accept or reject that nominee's resignation. Under the Proposal, however, if an incumbent director does not receive the required majority vote that director is simply not re-elected. Under Delaware law, a director continues to serve until a successor is duly elected and qualified. Gannett is incorporated in Delaware, thus under the terms of the Proposal an incumbent director that does not receive a majority of votes cast could continue to serve despite the lack of voting support. In contrast, under Gannett's policy, the Board of Directors has discretion as to how it should respond to such a situation.

Second, the Proposal indicates that a plurality voting standard might be preferable where the number of nominees exceeds the available board seats. This concern is resolved as Gannett's policy provides for a plurality voting standard in contested elections. Gannett's policy only applies the majority voting standard to uncontested elections, preserving a plurality based standard where an election is contested.

Accordingly, Gannett's policy conforms favorably with the guidelines of the Proposal because the policy resolves the concerns raised in the Proposal.

5. Gannett's Adoption of a Policy Implements the Proposal

The Proposal requests that the Board of Directors "amend the Company's corporate governance documents (certificate of incorporation or bylaws)" to implement its majority voting standard. As noted above, Gannett has adopted a corporate policy that addresses this issue. The fact that Gannett has chosen to implement its substantially similar voting standard by way of a corporate policy rather than an amendment to its certificate of incorporation or bylaws does not change the fact that Gannett has substantially implemented the Proposal. The effect of the policy is substantially the same as if it were contained in Gannett's bylaws.

The staff has agreed previously that the manner of implementation is not determinative of whether a proposal has been substantially implemented. See, e.g., The Coca-Cola Company (avail. February 24, 1988) (proposal to prevent a company from undertaking certain activities deemed substantially implemented where the enactment of a federal law prohibiting the same activities had the same effect); and Eastman Kodak Co. (avail. February 1, 1991) (proposal substantially implemented where law required company disclosure of information similar to that requested to be disclosed under the proposal).

Accordingly, since Gannett's policy produces the effect the Proposal seeks, the manner of implementation is irrelevant.

6. Gannett's Policy is a Result of Governance Trends

Gannett's adoption of the new majority voting policy is the result of a study of evolving trends among companies that have dealt with similar issues. The supporting statement accompanying the Proposal cites a number of companies, including Raytheon Company and Office Depot, Inc., where shareholder proposals substantially identical to the Proposal have recently been considered. In response to shareholder support of these proposals, both Raytheon and Office Depot have adopted policies substantially similar to the recently adopted Gannett majority voting policy. Copies of press releases from Raytheon and Office Depot announcing adoption of majority vote policies are attached as Exhibit 3. It is clear from these trends that Gannett has been proactive in identifying the issues raised by the subject matter of the Proposal and taking action to implement responsive policies. Gannett's adoption of its majority voting policy is an example of its management and Board acting favorably upon a matter to which a shareholder proposal relates. It is worth noting that Gannett's Board of Directors approved the new policy despite the failure of a similar proposal to obtain the support of holders of a majority of the shares voted at Gannett's 2005 annual meeting.

For all of the above reasons reasons, Gannett has substantially implemented the Proposal and it may be excluded from the Proxy Materials under Rule 14a-8(i)(10).

B. Rule 14a-8(i)(3) – The Proposal is misleading and contrary to the Commission's proxy rules.

Rule 14a-8(i)(3) permits the exclusion of a proposal and an accompanying supporting statement if either is contrary to the Commission's proxy rules. One of the Commission's proxy rules, Rule 14a-9, prohibits false or misleading statements in proxy materials. The Commission has indicated that a company may rely on Rule 14a-8(i)(3) in excluding a statement where "the company demonstrates objectively that a factual statement is materially false and misleading." See, Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004).

The supporting statement accompanying the Proposal states, "Our Company presently uses the plurality vote standard to elect directors." This statement is false and misleading because Gannett has changed its director election standards to provide for majority voting in uncontested director elections. See, Exhibit 2.

Under Rule 14a-9(a), the omission of any material fact necessary to make a statement not false or misleading is no different than a false or misleading statement. The supporting statement to the Proposal states, "Under the Company's current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are 'withheld' from that nominee." This statement is false and misleading because it does not take into account Gannett's current policy which requires a director to submit a letter of resignation in the event the majority of votes are "withheld" from that nominee. While it is true that Gannett's Board of Directors could decide not to accept a director nominee's letter of resignation, thereby allowing a director nominee to be ultimately appointed with a minority of the affirmative vote, the supporting statement implies that will always be the result, when it may well not be. Accordingly, the above section of the supporting statement omits material information necessary to make the statements not false or misleading.

Finally, the supporting statement presents examples where majority voting proposals have recently received majority shareholder support at company annual elections. The Proponent identifies "Marsh and McClennan" as one such company. We believe the Proponent intends to refer to "Marsh & McLennan Companies, Inc." because the name "Marsh and McClennan" does not appear in the Commission's EDGAR database. The reference to Marsh & McLennan is false and misleading because, although Marsh & McLennan included in its 2005 proxy materials a shareholder proposal substantially similar to the Proposal, that proposal did not receive a majority of the votes required for stockholder approval. A copy of a Marsh & McLennan press release reporting the results of its 2005 annual meeting and a copy of Marsh & McLennan's 2005 proxy statement are attached as Exhibit 4.

The Commission has stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both..." See, Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). The above statements are objectively false and misleading in violation of Rule 14a-9, and will require extensive editing to bring them into compliance with the Commission's proxy rules. Therefore we believe the Proposal and supporting statement may properly be excluded under Rule 14a-8(i)(3) as materially false and misleading. If the staff does not agree that the entire Proposal and supporting statement may be excluded, we believe that, at a minimum, the above statements may be properly excluded.

3. CONCLUSION

For the reasons set forth above, we believe Gannett may exclude the Proposal from the Proxy Materials under Rules 14a-8(i)(10) and (i)(3), and hereby request confirmation that the staff will not recommend any enforcement action to the Commission if Gannett so excludes the Proposal.

Should the staff make an initial determination that the Proposal may not be excluded from the Proxy Materials, I would appreciate an opportunity to discuss the staff's determination before a response to this letter is issued. When a written response to this letter becomes available, please fax the letter to me at (202) 637-5910. A copy of the staff's response may be faxed to the Proponent at (202) 543-5724 and to Edward J. Durkin at (202) 543-4871. Should the staff have any questions in the meantime, please feel free to call me at (202) 637-8357.

Sincerely,

James E. Showen

cc: Todd A. Mayman, Vice President, Associate General Counsel and Secretary, Gannett Co., Inc.

Douglas J. McCarron, Fund Chairman, United Brotherhood of Carpenters Pension Fund

Edward J. Durkin, Director, Corporate Affairs Department, United Brotherhood of Carpenters and Joiners of America

Enclosures

Exhibit 1
Copy of the Proposal

United Brotherhood of Carpenters
and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin
Director, Corporate Affairs Department

Telephone: 202-546-6206 EXT 221

Fax: 202-543-4871

■DATE
Wednesday, October 26, 2005

■TO
Todd A. Mayman
Corporate Secretary
Gannett Co., Inc.

■SUBJECT
Carpenters Shareholder Proposal

■FAX NUMBER
703-854-2031

■FROM
Ed Durkin

■NUMBER OF PAGES (INCLUDING THIS COVER SHEET)
4

FAX TRANSMISSION ■

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA MAIL AND FACSIMILE 703-854-2031]

Todd A. Mayman
Corporate Secretary
Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107

October 26, 2005

Dear Mr. Mayman:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Gannett Co., Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the vote standard in director elections. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 4,400 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Gannett Co., Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Delaware. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). The law provides that if the level of voting support necessary for a specific action is not specified in a corporation's certificate or bylaws, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard to elect directors. This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

We believe that a majority vote standard in director elections would give shareholders a meaningful role in the director election process. Under the Company's current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from that nominee. The majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

The majority vote proposal received high levels of support last year, winning majority support at Advanced Micro Devices, Freeport McMoRan, Marathon Oil, Marsh and McClennan, Office Depot, Raytheon, and others. Leading proxy advisory firms recommended voting in favor of the proposal.

Some companies have adopted board governance policies requiring director nominees that fail to receive majority support from shareholders to tender their resignations to the board. We believe that these policies are inadequate for they are based on continued use of the plurality standard and would allow director nominees to be elected despite only minimal shareholder support. We contend that changing the legal standard to a majority vote is a superior solution that merits shareholder support.

Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote under a majority vote standard and whether a plurality vote standard may be appropriate in director elections when the number of director nominees exceeds the available board seats.

We urge your support for this important director election reform.

Exhibit 2
Copy of the Gannett Majority Voting Policy

INVESTOR RELATIONS

Directors are Elected by Majority Vote

At any annual meeting of the stockholders at which directors are subject to an uncontested election, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election shall submit to the board of directors a letter of resignation for consideration by the Nominating and Public Responsibility Committee. The Nominating and Public Responsibility Committee shall recommend to the board the action to be taken with respect to such letter of resignation. The board shall act promptly with respect to each such letter of resignation and shall promptly notify the director concerned of its decision. [Adopted by the board of directors on October 25, 2005.]

GANNETT
e-mail

Exhibit 3
Copies of the Raytheon and Office Depot Press Releases

Raytheon

Raytheon Adopts Policy on Majority Voting for Directors

WALTHAM, Mass., Nov. 7, 2005 /PRNewswire-FirstCall/ -- Raytheon Company (NYSE: RTN) announced today that the Company's Board of Directors has adopted a new policy with respect to majority voting for directors. Under the terms of the policy, a nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" his or her election shall tender his or her resignation to the Governance and Nominating Committee. The Governance and Nominating Committee shall then make a recommendation to the Board of Directors regarding the action to be taken with respect to the resignation.

"Adoption of this policy demonstrates our continued commitment to good corporate governance," said William H. Swanson, Chairman of the Board and CEO. "The Board continuously reviews our governance practices and adopts those changes that it believes are in the best interests of the Company and its shareholders."

The majority voting for directors policy has been incorporated into the Company's Governance Principles which are posted on the corporate governance section of the Company's web site at http://www.raytheon.com.

Raytheon Company (NYSE: RTN), with 2004 sales of $20.2 billion, is an industry leader in defense and government electronics, space, information technology, technical services, and business and special mission aircraft. With headquarters in Waltham, Mass., Raytheon employs 80,000 people worldwide.

Contact:
James Fetig
781-522-5111

SOURCE Raytheon Company

Office Depot Inc. (ticker: ODP, exchange: New York Stock Exchange (.N)) News Release - 8/1/2005

Office Depot Announces Adoption of Majority Vote Standard for Director Elections

DELRAY BEACH, Fla., Aug. 1 /PRNewswire-FirstCall/ -- Office Depot, Inc. (NYSE: ODP), a leading global provider of office products and services, today announced that its Corporate Governance Committee and its Board of Directors have amended the Company's Corporate Governance Principles to include a provision that any director who receives a "withhold" or "against" vote from a majority of the Company's shares at an election of directors will be required to submit his or her resignation to the Corporate Governance Committee and the Board. The text of the provision is as follows:

(Logo: http://www.newscom.com/cgi-bin/prnh/20050801/FLM019LOGO) Any nominee for director in an uncontested election as to whom a majority of the shares of the Company that are outstanding and entitled to vote in such election are designated to be "withheld" from or are voted "against" his or her election shall tender his or her resignation for consideration by the Corporate Governance & Nominating Committee. The Governance Committee shall evaluate the best interests of the Company and its shareholders and shall recommend to the Board the action to be taken with respect to such tendered resignation.

Steve Odland, Office Depot's Chairman and CEO, stated, "We feel that this provision is responsive to our shareholders' expression at our last Annual Meeting. We have an outstanding Board of Directors, and they have enjoyed the support of our shareholders by overwhelmingly positive votes in the past. This provision further enhances Office Depot's already stellar record in the area of corporate governance."

Odland also chairs the Corporate Governance Task Force of the Business Roundtable, headquartered in Washington.

Jim Heskett, Office Depot's Lead Director, added, "Our Board has carefully weighed the situation since our Annual Meeting, and is responding to the sentiments expressed by shareholders and to similar actions taken by boards at other companies. We feel that our approach is in the mainstream of corporate governance on this important issue. We listen to our shareholders and feel that we are responsive to their concerns."

About Office Depot

With annual sales approaching $14 billion, Office Depot provides more office products and services to more customers in more countries than any other company. Incorporated in 1986 and headquartered in Delray Beach, Florida, Office Depot conducts business in 23 countries and employs 47,000 people worldwide. The Company operates under the Office Depot(R), Viking Office Products(R), Viking Direct(R), Guilbert(R), and Tech Depot(R) brand names.

Office Depot is a leader in every distribution channel -- from retail stores and contract delivery to catalogs and e-commerce. With $3.1 billion in online sales in FY'04, the Company is the world's number three Internet retailer. As of June 25, 2005, Office Depot has 1,011 retail stores in North America in addition to a national business-to-business delivery network supported by 22 delivery centers and more than 60 local sales offices. Internationally, the Company conducts wholly-owned operations in 14 countries through 76 retail stores and 26 distribution centers, and operates 153 retail stores under joint venture and license arrangements in another seven countries.

The company's common stock is listed on the New York Stock Exchange under the symbol ODP and is included in the S&P 500 Index. Additional press information can be found at: http://mediarelations.officedepot.com .

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS: Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements, including without limitation all of the projections and anticipated levels of future performance, involve risks and uncertainties which may cause actual results to differ materially from those discussed herein. These risks and uncertainties are detailed from time to time by Office Depot in its filings with the United States Securities and Exchange Commission ("SEC"), including without limitation its most recent filing on Form 10-K, filed on March 10, 2005 and its 10-Q and 8-K filings made from time to time, including in particular its 10-Q filing made on the date of this press release. You are strongly urged to review all such filings for a more detailed discussion of such risks and uncertainties. The Company's SEC filings are readily obtainable at no charge at http://www.sec.gov and at http://www.freeEDGAR.com, as well as on a number of other commercial web sites.

SOURCE Office Depot, Inc.

CONTACT: Investor Relations, Ray Tharpe, +1-561-438-4540, or rtharpe@officedepot.com, or Public Relations, Brian Levine, +1-561-438-2895, or blevine@officedepot.com, both of Office Depot/

Exhibit 4
Copy of the Marsh & McLennan Press Release and 2005 Proxy Statement

Corporate and Financial Press Releases

November 16, 2005 MMC Declares Quarterly Dividend

November 1, 2005 MMC Reports Third Quarter Results

October 18, 2005 MMC to Hold Investor Call on November 1 to Discuss Third Quarter 2005 Results

October 10, 2005 MMC Operating Companies Receive *Business Insurance* Readers Choice Awards

September 27, 2005 MMC Receives Excellent Response from Eligible Clients Electing to Participate in Compensation Fund

September 21, 2005 MMC Comments on Settlement Agreement with The National Association of Insurance Commissioners

September 15, 2005 MMC Comments on Developments Announced by the New York State Attorney General and the New York State Insurance Superintendent

September 14, 2005 MMC Declares Quarterly Dividend

MMC News

PDF of Press Release

MMC DECLARES QUARTERLY DIVIDEND;

REPORTS ON ANNUAL MEETING OF STOCKHOLDERS

NEW YORK, NEW YORK, May 19, 2005 - Marsh & McLennan Companies, Inc. (MMC) announced today that its Board of Directors has declared a quarterly dividend of $.17 per share on outstanding common stock, payable on August 15, 2005, to stockholders of record on July 7, 2005.

MMC also announced that at its annual meeting held today, stockholders reelected Michael G. Cherkasky; Stephen R. Hardis; The Rt. Hon. Lord Lang of Monkton, DL; Morton O. Schapiro; and Adele Simmons to the Board of Directors, joining members of the Board whose terms are continuing. The company's Board consists of 11 members.

In addition, stockholders ratified the appointment of Deloitte & Touche LLP as the company's independent registered public accounting firm for 2005 and, as recommended by the company's Board of Directors, approved an amendment to MMC's equity compensation plans to permit an exchange of certain options.

The three stockholder proposals that were submitted pertaining to CEO compensation, the company's stock option policy, and the adoption of a voting standard for the election of directors did not receive a majority of the votes required for approval by stockholders. The Board of Directors opposed these proposals but takes seriously all stockholder concerns and will review them as appropriate.

An audio webcast of the annual meeting, which includes the remarks of Michael G. Cherkasky, president and chief executive officer of MMC, can be accessed at www.mmc.com beginning this afternoon.

MMC is a global professional services firm with annual revenues exceeding $12 billion. It is the parent company of Marsh, the world's leading risk and insurance services firm; Guy Carpenter, the world's leading risk and reinsurance specialist; Kroll, the world's leading risk consulting company; Putnam Investments, one of the largest investment management companies in the United States; and Mercer, a major global provider of consulting services. Approximately 60,000 employees provide analysis, advice, and transactional capabilities to clients in over 100 countries. Its stock (ticker symbol: MMC) is listed on the New York, Chicago, Pacific, and London stock exchanges. MMC's website address is www.mmc.com.

This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on available current market and industry materials, experts' reports and opinions, and long-term trends, as well as management's expectations concerning current and future events impacting MMC. Forward-looking statements by their very nature involve risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by forward-looking statements that we make include:

- the impact of litigation and regulatory proceedings brought by various state attorneys general and state insurance regulators, including actions filed by the New York Attorney

General and the Connecticut Attorney General;

- the impact of class actions, derivative actions and individual suits brought by policyholders and shareholders (including MMC employees) asserting various claims, including claims under U.S. securities laws, ERISA, RICO, unfair business practices and other common law or statutory claims;
- loss of producers or key managers;
- inability to negotiate satisfactory compensation arrangements with insurance carriers or clients;
- inability to reduce expenses to the extent necessary to achieve desired levels of profitability;
- inability to collect previously accrued MSA revenue;
- changes in the availability of, and the market conditions and the premiums insurance carriers charge for, insurance products;
- the impact of litigation and other regulatory matters stemming from market-timing issues at Putnam;
- changes in worldwide and national equity and fixed income markets;
- actual and relative investment performance of the Putnam mutual funds;
- the level of sales and redemptions of Putnam mutual fund shares;
- changes in the value of investments made in individual companies and investment funds; and
- changes in interest rates or the inability to access financial markets.

Forward-looking statements speak only as of the date on which they are made, and MMC undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events.

MMC is committed to providing timely and materially accurate information to the investing public, consistent with our legal and regulatory obligations. To that end, MMC and its operating companies use their websites to convey meaningful information about their businesses, including the anticipated release of quarterly financial results and the posting of updates of assets under management at Putnam. Monthly updates of total assets under management at Putnam will be posted to the MMC website the first business day following the end of each month. Putnam posts mutual fund and performance data to its website regularly. Assets for most Putnam retail mutual funds are posted approximately two weeks after each month-end. Mutual fund net asset value (NAV) is posted daily. Historical performance and Lipper rankings are also provided. Investors can link to MMC and its operating company websites through www.mmc.com.

PDF of Press Release

Marsh • Putnam • Mercer
Marsh & McLennan Companies

2005
Notice of Annual Meeting
And Proxy Statement

Marsh • Putnam • Mercer
Marsh & McLennan Companies

Dear MMC Stockholder:

You are cordially invited to attend our annual stockholders meeting. The meeting will be held at 10:00 a.m. on Thursday, May 19, 2005 in the auditorium on the second floor at 1221 Avenue of the Americas, New York, New York.

In addition to the matters described in the attached proxy statement, we will report on our Company's activities during 2004. You will have an opportunity to ask questions and to meet your directors and executives.

Whether you plan to come to the annual meeting or not, your representation and vote are important, and your shares should be voted. If you have received this proxy statement by regular mail, you may vote by signing, dating and returning the enclosed proxy card or via telephone or over the Internet by following the instructions on your proxy card. If you have received this proxy statement by electronic mail, you may vote by telephone or over the Internet by following the instructions in the e-mail message.

We look forward to seeing you at the meeting. Your vote is important to us.

Very truly yours,

Michael G. Cherkasky
President & Chief Executive Officer

March 31, 2005

MARSH & McLENNAN COMPANIES, INC.
1166 Avenue of the Americas
New York, New York 10036-2774

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
AND
PROXY STATEMENT

Time:

10:00 a.m. Local Time

Date:

May 19, 2005

Place:

Second Floor Auditorium
1221 Avenue of the Americas
New York, New York

Purpose:

1. To elect five persons to serve as Class I directors, each for a three-year term;
2. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm;
3. To vote on amendments to our employee and senior executive incentive and stock award plans;
4. To vote on three proposals submitted by stockholders; and
5. To conduct any other business that may properly come before the meeting.

This notice and proxy statement describes the matters being voted on and contains certain other information. In this material, we refer to Marsh & McLennan Companies, Inc. as "MMC", the "Company", "we" or "us".

Only stockholders of record on March 21, 2005 may vote at the annual meeting. You will need proof of ownership of MMC stock to enter the meeting. This proxy solicitation material is being mailed to stockholders on or about March 31, 2005 with a copy of MMC's 2004 Annual Report, which includes financial statements for the period ended December 31, 2004.

Your vote is important. If you received this proxy statement by regular mail, you may cast your vote by mail, telephone or over the Internet by following the instructions on your proxy card. If you received this proxy statement in an e-mail message, you may cast your vote by telephone or over the Internet by following the instructions in the e-mail message.

Peter J. Beshar
Corporate Secretary

March 31, 2005

TABLE OF CONTENTS

INFORMATION ABOUT OUR ANNUAL MEETING AND SOLICITATION OF PROXIES

Who May Vote

Holders of our common stock, as recorded in our stock register on March 21, 2005, may vote at the meeting. As of that date, there were 524,262,100 shares of common stock outstanding and entitled to one vote per share. A list of stockholders will be available for inspection at the principal executive offices of MMC at 1166 Avenue of the Americas, New York, New York for at least ten days prior to the meeting.

How to Vote

You may vote in person at the meeting or by proxy. We recommend you vote by proxy even if you plan to attend the meeting. You can always change your vote at the meeting.

Most stockholders have a choice of proxy voting by using a toll free telephone number, voting through the Internet or, if they received their proxy materials by regular mail, completing the proxy card and mailing it in the postage-paid envelope provided. If you received your materials by regular mail, please refer to your proxy card or the information forwarded by your bank, broker or other holder of record to see which options are available to you.

Executors, administrators, trustees, guardians, attorneys and other representatives voting on behalf of a stockholder should indicate the capacity in which they are signing and corporations should vote by an authorized officer whose title should be indicated.

How Proxies Work

MMC's board of directors is asking for your proxy. Giving us your proxy means you authorize us to vote your shares at the meeting, or at any adjournment thereof, in the manner you direct. You may vote for all, some, or none of our director nominees. You may also vote for or against the other proposals or abstain from voting.

If you sign and return a proxy card or otherwise vote by telephone or Internet but do not specify how to vote, we will vote your shares in favor of our director nominees, in favor of Items 2 and 3 and against Items 4, 5 and 6.

As of the date of this proxy statement, we do not know of any other business that will be presented at the meeting. If other business shall properly come before the meeting, including any proposal submitted by a stockholder that was omitted from this proxy statement in accordance with applicable federal securities laws, the persons named in the proxy will vote according to their best judgment.

Revoking a Proxy

You may revoke your proxy before it is voted by submitting a new proxy with a later date, by voting in person at the meeting, or by sending written notification addressed to:

Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, New York 10036-2774
Attn: Mr. William J. White,
Assistant Corporate Secretary

Mere attendance at the meeting will not revoke a proxy that was previously submitted to MMC.

Quorum and Conduct of Meeting

In order to carry on the business of the meeting, we must have a quorum. This means at least a majority of the outstanding shares eligible to vote must be represented at the meeting, either by proxy or in person.

The chairman of the annual meeting has broad authority to conduct the annual meeting so that the business of the meeting is carried out in an orderly and timely manner. In doing so, the chairman has broad discretion to establish reasonable rules for discussion, comments and questions during the meeting. The chairman also is entitled to rely upon applicable law regarding disruptions or disorderly conduct to ensure that the meeting is conducted in a manner that is fair to all participants.

Attendance at the Meeting

Only stockholders, their proxy holders, and MMC's guests may attend the meeting. Admission to the meeting will be on a first-come, first-served basis. Verification of ownership may be requested at the admissions desk. If your shares are held in the name of your broker, bank, or other nominee, you must bring to the meeting an account statement or letter from the nominee indicating that you are the beneficial owner of the shares on March 21, 2005, the record date for voting.

Votes Needed

Directors are elected by a plurality of the votes cast. "Plurality" means that the individuals who receive the largest number of votes cast FOR are elected as directors up to the maximum number of directors to be chosen at the meeting. Votes withheld from any director nominee will not be counted in such nominee's favor.

All other matters to be acted on at the meeting require the affirmative vote of a majority of the shares of MMC stock present or represented and entitled to vote at the meeting to constitute the action of the stockholders. In accordance with Delaware law, abstentions will be treated as present and entitled to vote for purposes of the preceding sentence, while broker nonvotes will not.

A "broker nonvote" is a proxy submitted by a broker in which the broker fails to vote on behalf of a client on a particular matter for lack of instruction when such instruction is required by the rules of the New York Stock Exchange. Broker nonvotes will be counted for purposes of determining the presence of a quorum for the transaction of business.

Electronic Access to Proxy Materials and Annual Report

This proxy statement and the 2004 Annual Report can be viewed on our website at http://www.mmc.com/annualreport.html. Most stockholders may elect to view future proxy statements and annual reports over the Internet instead of receiving paper copies in the mail.

If you are a stockholder of record, you may choose this option and save MMC the cost of producing and mailing these documents by following the instructions provided when you vote over the Internet. If you hold your MMC stock through a bank, broker or other holder of record, please refer to the information provided by that entity for instructions on how to elect to view our future proxy statements and annual reports over the Internet. Active employees of MMC who hold MMC stock in employee stock plan accounts or are stockholders of record will, beginning this year, receive their proxy materials by electronic delivery to their business e-mail accounts.

If you are an active employee or if you choose to view our future proxy statements and annual reports over the Internet, you will receive an e-mail message with instructions on how to access MMC's proxy statement and annual report and vote. If you chose to view future proxy materials over the Internet, your choice will remain in effect until you tell us otherwise. To view, cancel or change your enrollment profile, please go to www.investordelivery.com.

Solicitation of Proxies

We pay the expenses of preparing the proxy materials and soliciting this proxy. We also reimburse brokers and other nominees for their expenses in sending these materials to you and obtaining your voting instructions.

In addition to this mailing, proxies may be solicited personally, electronically or by telephone by our directors, officers, other employees or our agents. We have retained Georgeson Shareholder Communications Inc. as our agent to assist in the proxy solicitation at a fee of approximately $11,000, plus expenses. If any of our directors, officers and other employees assist in soliciting proxies, they will not receive additional compensation for those services.

Multiple Stockholders Sharing Same Address

If you and other residents at your mailing address with the same last name own shares of common stock through a bank, broker or other holder of record, your bank or broker may have sent you a notice that your household will receive only one annual report and proxy statement for each company in which the members of your household hold stock through that bank or broker. This practice of sending only one copy of proxy materials to holders residing at a single address is known as "householding", and is designed to reduce printing and postage costs.

If you did not respond that you did not want to participate in householding, you were deemed to have consented to the process. If you did not receive a householding notice from your bank, broker or other holder of record, you can request householding by contacting that entity. You may revoke your consent to householding at any time by calling 1-800-542-1061.

If you wish to receive a separate paper copy of the annual report or proxy statement, you may telephone Corporate Development at (212) 345-5475 or write to:

Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, New York 10036-2774
Attn: Corporate Development

ITEM 1

ELECTION OF DIRECTORS

Our board of directors is divided into three classes. Members of each class serve for a three-year term. Stockholders elect one class of directors at each annual meeting. At this annual meeting, stockholders will vote on the election of the five nominees described below for a term ending at the 2008 Annual Meeting.

The following section contains information provided by the nominees and continuing directors about their principal occupation, business experience and other matters. As part of MMC's efforts to pursue corporate governance best practices, management directors Peter Coster, Charles A. Davis, Mathis Cabiallavetta, Ray J. Groves and A.J.C. Smith resigned from the board in November 2004. Mr. Jeffrey W. Greenberg resigned from the board in October 2004.

All five of the nominees are current directors of MMC.

Each nominee has indicated to MMC that he or she will serve if elected. We do not anticipate that any nominee will be unable or unwilling to stand for election, but if that happens, your proxy may be voted for another person nominated by the board.

The board of directors recommends a vote **FOR** the election of all five nominees.

Nominees for Election as Directors
For a Three-Year Term Expiring in 2008



Michael G. Cherkasky **Director since 2004**

Mr. Cherkasky, age 55, is president and chief executive officer of MMC. He is also chairman and chief executive officer of Marsh Inc., MMC's risk and insurance services subsidiary. Prior to being named to his current positions in October 2004, Mr. Cherkasky was president and chief executive officer of Kroll Inc., the global risk consulting company acquired by MMC in July 2004. Since then, he had also been responsible for Marsh's Risk Consulting Practice. Mr. Cherkasky joined Kroll in 1994, rising to the position of president and chief executive officer in 2001. Prior to joining Kroll, Mr. Cherkasky spent 16 years in the criminal justice system, including serving as chief of the Investigations Division for the New York County District Attorney's Office.



Stephen R. Hardis **Director since 1998**
Executive Committee
Audit Committee (chair)

Mr. Hardis, age 69, was chairman of Eaton Corporation from 1996 until his retirement in 2000. Mr. Hardis joined Eaton in 1979, and was its chief executive officer from 1995 to 2000. He is chairman of Axcelis Technologies, Inc. and a director of American Greetings Corporation, Lexmark International Corporation, Nordson Corporation, Progressive Corporation and Steris Corporation.



The Rt. Hon. Lord Lang of Monkton, DL **Director since 1997**
Executive Committee
Compensation Committee
Directors & Governance Committee

Lord Lang, age 64, was a member of the British Parliament from 1979 to 1997. He served in the cabinet as president of the Board of Trade and secretary of state for trade and industry from 1995 to 1997 and as secretary of state for Scotland from 1990 to 1995. Lord Lang is chairman of BFS US Special Opportunities Trust plc and Thistle Mining Inc. He is also non-executive chairman of the Patrons of the National Galleries of Scotland and a governor of Rugby School, England. Thistle Mining Inc., a Canadian corporation, is currently undergoing a financial reorganization pursuant to the Canadian Companies' Creditors Arrangement Act.



Morton O. Schapiro **Director since 2002**
Compensation Committee
Directors & Governance Committee

Mr. Schapiro, age 51, is president of Williams College. Prior to joining Williams College, he was dean of the College of Letters, Arts and Sciences of the University of Southern California from 1994 to 2000, the University's vice president for planning from 1999 to 2000 and chair of its Department of Economics from 1991 to 1994. Mr. Schapiro is a trustee of the Williamstown Theatre Festival, the Sterling & Francine Clark Art Institute, the College Board, the Massachusetts Museum of Contemporary Art and Hillel.



Adele Simmons **Director since 1978**
Executive Committee
Audit Committee

Mrs. Simmons, age 63, is vice chair of Chicago Metropolis 2020 and president of the Global Philanthropy Partnership. From 1989 to 1999, she was president of the John D. and Catherine T. MacArthur Foundation. Ms. Simmons is a director of the Shorebank Corporation. She is also a trustee of the Field Museum of Chicago and chair of the board of the Fair Labor Association.

Directors Continuing in Office
(Term Expiring in 2006)



Gwendolyn S. King **Director since 1998**
Audit Committee
Directors & Governance Committee

Ms. King, age 64, is president of Podium Prose, a speaker's bureau. From 1992 until 1998 she was senior vice president, corporate and public affairs at Peco Energy. From 1989 to 1992 she served as commissioner of the Social Security Administration in the U.S. Department of Health and Human Services. Ms. King is a director of Lockheed Martin Corporation, Monsanto Company and the not-for-profit National Association of Corporate Directors.



David A. Olsen **Director since 1997**
Audit Committee

Mr. Olsen, age 67, was chairman of Johnson & Higgins from 1991 until its business combination with MMC in 1997. He served as vice chairman of MMC from May through December of 1997. He joined Johnson & Higgins in 1966, and was its chief executive officer from 1990 to 1997. Mr. Olsen is a director of U.S. Trust Corporation. He is trustee emeritus of Bowdoin College, a trustee of Landmark Volunteers, a director of Salisbury Visiting Nurses Association and an honorary director of New York's South Street Seaport Museum.

Directors Continuing in Office
(Term Expiring in 2007)



Lewis W. Bernard **Director since 1992**
Executive Committee
Compensation Committee (chair)

Mr. Bernard, age 63, was chief of finance, administration and operations of Morgan Stanley & Co., Inc. from 1985 until his retirement in 1991. Mr. Bernard joined Morgan Stanley in 1963. Mr. Bernard is chairman of Classroom, Inc., a non-profit educational corporation. He is also chairman of the board of the American Museum of Natural History and a trustee of The Andrew W. Mellon Foundation.



Zachary W. Carter **Director since 2004**
Audit Committee

Mr. Carter, age 55, is a partner at the law firm of Dorsey & Whitney LLP, where he is co-chair of the White Collar Crime and Civil Fraud practice group. He joined Dorsey & Whitney in 1999. Mr. Carter was the United States Attorney for the Eastern District of New York from 1993 to 1999. Mr. Carter is chairman of the Mayor's Advisory Committee on the Judiciary, chairman of the board of directors of Hale House Center, Inc. and a trustee of the New York University School of Law and the Vera Institute of Justice.



Robert F. Erburu **Director since 1996**
Compensation Committee
Directors & Governance Committee (chair)

Mr. Erburu, age 74, is non-executive chairman of MMC's board of directors. Mr. Erburu was chairman of The Times Mirror Company from 1986 until his retirement in 1996. Mr. Erburu joined Times Mirror in 1961 and was its chief executive officer from 1981 to 1995. Mr. Erburu is chairman of the board of trustees of the National Gallery of Art and chairman of the Board of Councilors of the College of Letters, Arts and Science of the University of Southern California. He is a director of the Pacific Council on International Policy, the Ahmanson Foundation and the William and Flora Hewlett Foundation.



Oscar Fanjul **Director since 2001**
Audit Committee
Compensation Committee

Mr. Fanjul, age 55, is vice chairman and chief executive officer of Omega Capital, a private investment firm in Spain. Mr. Fanjul is honorary chairman of Repsol YPF, where he was chairman and chief executive officer from its inception in 1986 until 1996. He was chairman of Hidroeléctrica del Cantábrico from 1999 to 2001 and chairman of NH Hoteles from 1997 until 1999. Mr. Fanjul is a director of Acerinox, the London Stock Exchange, Unilever and a member of MMC's international advisory board. He is a trustee of the International Accounting Standards Committee Foundation and the Amigos del Museo del Prado.

Information Regarding the Board of Directors

MMC is a global professional services company. Our business is conducted by our business units, and their employees and officers, under the direction of the chief executive officer and the oversight of the board. The board of directors, which is elected by the stockholders, is the ultimate decision-making body of MMC except with respect to those matters reserved to the stockholders. The board held 18 meetings during 2004. On March 17, 2005, the board of directors named Robert F. Erburu non-executive chairman of the board.

Corporate Governance Guidelines

Our board of directors has adopted the MMC Guidelines for Corporate Governance. These guidelines are posted on the MMC website at http://www.mmc.com/corpgov.html and a print copy is available to any stockholder upon request.

With respect to our directors:

- a meaningful portion of the compensation for independent directors is paid in MMC stock;
- all new directors participate in an orientation. This orientation includes background material and presentations by management on MMC's operations and strategic plans, its financial statements and its key policies and practices;
- in addition to access to MMC officers, the board and its committees have the authority to obtain advice and assistance from external advisors or consultants as they may deem necessary; and
- the independent directors meet at regularly scheduled executive sessions without management, at which meetings MMC's non-executive chairman, Robert F. Erburu, presides.

Director Independence

It is the policy of MMC that a substantial majority of the members of its board of directors be independent of MMC's management. For a director to be deemed "independent," the board must affirmatively determine that the director has no direct or indirect material relationship with MMC. To assist the board in determining director independence the board has adopted categorical standards, which include the standards established by the New York Stock Exchange, as amended from time to time. Under these standards, a director will not be deemed "independent" if:

(a) within the preceding three years, the director was employed by MMC or a member of his or her immediate family was employed by MMC as an executive officer;

(b) within the preceding three years, the director, or a member of his or her immediate family, received more than $100,000 during any 12 month period in direct compensation from MMC (other than director and committee fees and pension or certain other forms of deferred compensation);

(c) (i) the director or an immediate family member is a current partner of a firm that is MMC's internal or external auditor; (ii) the director is a current employee of such a firm; (iii) the director has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (iv) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on MMC's audit within that time;

(d) within the preceding three years, a current MMC executive officer was on the compensation committee of a company which concurrently employed the director as an executive officer, or which employed an immediate family member of the director as an executive officer;

(e) the director is a current executive officer or employee, or the director's immediate family member is a current executive officer, of a company that made payments to, or received payments from, MMC for property or services in an amount which, in any of the last three fiscal years, exceeded the greater of $1 million or 2% of such company's consolidated gross revenues; or

(f) the director serves as an executive officer, director or trustee of a charitable organization to which MMC's charitable contributions (other than matching contributions) in any single fiscal year during the preceding three years exceeded the greater of $1 million or 2% of such organization's consolidated gross revenues in a particular fiscal year.

With respect to items (a) through (f) above, the term "MMC" includes any subsidiaries within MMC's consolidated reporting group. The term "immediate family" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home.

In addition, the board has considered and determined that the following commercial relationships do not impair a director's independence:

- a director's ownership interest in MMC stock, Putnam mutual funds or the private equity funds managed by MMC Capital;
- a director's use of any of the services provided by MMC's subsidiaries in the ordinary course of the subsidiaries' business (e.g., personal insurance placements and any other services); and
- a director's service as a member of the board of other public and private companies.

In accordance with these guidelines, the board has determined that the following directors are independent: Mr. Bernard; Mr. Carter; Mr. Erburu; Mr. Fanjul; Mr. Hardis; Ms. King; Lord Lang; Mr. Olsen; Mr. Schapiro and Ms. Simmons.

Committees

Our board has established an Executive Committee, an Audit Committee, a Compensation Committee and a Directors & Governance Committee to assist the board in discharging its responsibilities. Following each committee meeting the respective committee chair generally reports the highlights of the meeting to the full board.

Membership on each of the Audit, Compensation, and Directors & Governance Committees is limited to independent directors. The charters for these committees can be viewed on our website at http://www.mmc.com/corpgov.html. Print copies are available to any stockholder upon request. In addition, MMC's Audit Committee charter is attached to this proxy statement as Appendix A.

The Executive Committee:

- is empowered to act for the full board in intervals between board meetings, with the exception of certain matters that under Delaware law or MMC's by-laws may not be delegated; and
- meets as necessary, with all actions taken by the committee reported at the next board meeting.

The current members of the Executive Committee are Messrs. Bernard, Hardis, Lord Lang and Ms. Simmons. The committee held one meeting during 2004.

The Audit Committee:

The Audit Committee is charged with assisting the board in fulfilling its oversight responsibilities with respect to:

- the integrity of MMC's financial statements;
- the qualifications, independence and performance of MMC's independent auditors;
- the performance of MMC's internal audit function; and
- compliance by MMC with legal and regulatory requirements.

The Audit Committee selects and oversees MMC's independent auditors, and pre-approves all services to be performed by the independent auditors pursuant to the Audit Committee pre-approval policy. The current members of the Audit Committee are Messrs. Carter, Fanjul, Hardis (Chair), Olsen, Ms. King and Ms. Simmons. All members of the Audit Committee are independent as required by MMC and the listing standards of the New York Stock Exchange.

All members of the Audit Committee are financially literate, as determined by the board of directors. The board of directors has determined that Stephen R. Hardis, an independent director and the chair of the Audit Committee, has the requisite qualifications to satisfy the SEC definition of "audit committee financial expert".

The Audit Committee held ten meetings during 2004.

The Compensation Committee:

- among other things, evaluates the performance and determines the compensation of MMC's chief executive officer;
- reviews and approves the compensation of other senior executives; and
- makes recommendations to the board with respect to MMC's incentive compensation plans and equity-based plans and discharges the responsibilities of the committee set forth in these plans.

The current members of the Compensation Committee are Messrs. Bernard (Chair), Erburu, Fanjul, Schapiro and Lord Lang. All members of the Compensation Committee are independent as required by MMC and the listing standards of the New York Stock Exchange. The Compensation Committee held ten meetings during 2004.

The Directors & Governance Committee:

- among other things, develops, reviews and periodically reassesses MMC's corporate governance principles and recommends proposed changes to the board;
- identifies, considers and recommends qualified candidates to the board for election as directors, including the slate of directors that the board proposes for election at the annual meeting;
- in consultation with the board committee chairs, recommends committee assignments to the board; and
- develops processes for and oversees annual assessments of the board's performance and effectiveness.

The current members of the Directors & Governance Committee are Mr. Erburu (Chair), Lord Lang, Ms. King and Mr. Schapiro. All members of the committee are independent as required by MMC and the listing standards of the New York Stock Exchange. The Directors & Governance Committee held three meetings in 2004.

Policy on Stockholder Nominations of Directors

The Directors & Governance Committee, as a policy, gives equal consideration to all director nominees whether recommended by our stockholders, management or current directors.

The Directors and Governance Committee has determined that, at this time, 10-14 directors is the appropriate size for the board and that this range is flexible enough to accommodate the availability of any outstanding candidate. The quality of the individuals serving is more important than the precise number of members, and these considerations could lead to a board of directors outside this range from time to time. All directors represent the interests of all stockholders, not just the interests of any particular stockholder, stockholder group or other constituency. Candidates for the board of directors must be experienced, dedicated, and meet the highest standards of ethics and integrity. The Directors & Governance Committee periodically reviews with the board the requisite skills and characteristics for new directors as well as the composition of the board as a whole, taking into account, among other things, the mix and diversity of skills, backgrounds and experience. A substantial majority of our directors must satisfy the independence requirements of both MMC and the New York Stock Exchange. Each member of the Audit Committee must be financially literate and at least one member must possess the requisite qualifications to satisfy the SEC definition of "audit committee financial expert".

Once a candidate is identified, the Directors & Governance Committee will consider the candidate's mix of skills and experience with businesses and other organizations of comparable size, as well as his or her reputation, background and time availability (in light of anticipated needs). The committee will also consider the interplay of the candidate's experience with the experience of other board members, the extent to which the candidate would be a desirable addition to the board and any committees of the board and any other factors it deems appropriate.

Stockholders may propose director nominees for consideration by submitting a recommendation in writing to:

Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, New York 10036-2774
Attn: Directors & Governance Committee
c/o Mr. William J. White,
Assistant Corporate Secretary

The Directors & Governance Committee may ask any proposed nominee to provide such information as is reasonably necessary to determine his or her eligibility and qualifications to serve as a director of MMC, including information that relates to a candidate's independence and financial literacy.

Depending on the needs of the board, the Directors & Governance Committee may consider director nominees proposed by stockholders at any time throughout the year, but in no event will a nominee be considered later than the next annual meeting of stockholders for which a recommendation was timely received. To be timely received in connection with an annual meeting of stockholders, a recommendation on a proposed director candidate should be sent to us at the above address no later than the December 31st preceding that annual meeting.

Attendance

The average attendance by directors at meetings of the board and its committees was approximately 93%. All current directors attended at least 75% of the meetings of the board and committees on which they served. Barring unforeseen circumstances, all directors are expected to attend our annual meeting of stockholders. In 2004, all but one of our directors attended the annual stockholders meeting.

Codes of Business Conduct and Ethics

We have adopted the MMC Code of Business Conduct and Ethics that is applicable to all directors and all employees, including officers, of MMC. This code is posted on the MMC website, www.mmc.com, and a print copy is available to any stockholder upon request. We have also adopted the Code of Ethics for Chief Executive and Senior Financial Officers which applies to our chief executive officer, chief financial officer and controller and which is filed as an exhibit to our 2002 Annual Report on Form 10-K. We intend to disclose amendments to, or waivers from, the Code of Ethics, if any, on our website.

Communications with the Board

To report any issue relating to the accounting, internal accounting controls or auditing practices of MMC (including its subsidiaries and affiliates), employees, stockholders and others may contact the company by mail or telephone, as described below. Anyone who wishes to send a communication to our non-executive chairman or to the independent directors as a group may also do so by mail or telephone, as follows:

By mail to:

Marsh & McLennan Companies, Inc.
P.O. Box 4974
New York, N.Y. 10185-4974

By telephone to the MMC Compliance & Ethics Line:

Canada & the U.S.: 1-800-381-2105

Outside Canada & the U.S, use your country's AT&T Direct® service number to reach the MMC Ethics & Compliance Line toll-free.

MMC's procedures for handling complaints and concerns of employees and other interested parties are posted on our website at http://www.mmc.com/corpgov.html.

Tenure

Non-executive directors retire at the annual meeting following their 72nd birthday, unless the person has been a non-executive director for less than ten years. In such cases, non-executive directors retire at the annual meeting following the earlier of ten years of service or attaining age 75. Executive directors resign from the board upon their retirement.

Directors' Compensation

Directors who are also employees (currently only Mr. Cherkasky) receive no compensation specific to their service as directors.

With regard to compensation for the service of our non-executive directors, we paid the following compensation to Messrs. Bernard, Carter, Erburu, Fanjul, Hardis, Olsen, Schapiro, Lord Lang, Ms. King and Ms. Simmons:

- a basic retainer of $40,000 per year and an annual stock grant as determined by the Directors & Governance Committee, which was 1,800 shares in 2004 (the "Annual Stock Grant");
- a fee of $1,000 and reimbursement of related expenses for each meeting of the board or a committee they attend;
- an additional retainer of $5,000 per year to the chair of each committee; and
- an additional retainer of $2,000 per year to other members of committees.

We also offer travel accident insurance benefits to non-executive directors in connection with MMC-related business travel. Non-executive directors are eligible to participate in MMC's matching-gift program for certain charitable gifts by employees up to a maximum of $5,000 per year.

Under the terms of MMC's Directors Stock Compensation Plan, the non-executive directors receive twenty-five percent of their basic retainer in

MMC stock at the fair market value thereof, as well as their Annual Stock Grant, on each June 1. The balance of their compensation (including attendance fees and committee retainers) is paid quarterly in either MMC stock or cash, as the director elects. The non-executive directors may defer receipt of all or a portion of their compensation to be paid in MMC stock until the year following either their retirement from the board or a specified earlier date.

Mr. Fanjul serves on MMC's International Advisory Board and is a director of Marsh, S.A., a Spanish subsidiary of MMC, but receives no additional compensation for such service.

In 1999, all of MMC's directors were offered the opportunity to invest, on an after-tax, out-of-pocket basis, in a fund that is a limited partner of Trident II, L.P. ("Trident II"), a $1.4 billion private equity fund that was to be managed by MMC Capital, Inc., a subsidiary of MMC. In 1999, Messrs. Bernard and Hardis and Lord Lang committed to invest an aggregate of $2.29 million in this fund. Neither the directors nor the fund through which they invested in Trident II were required to pay the 1.5% management fee or a carried interest performance fee equal to 20% of the profit generated by the fund, subject to the achievement of minimum returns for all the limited partners in Trident II. Such fees, if they had been payable on the same terms in which they were charged to third-party investors, would not have exceeded $30,000 for any of Messrs. Bernard and Hardis and Lord Lang in any of the last three years covered by this proxy statement. See "Transactions with Management and Others; Other Information" below.

Stock Ownership of Management and Certain Beneficial Owners

The following table reflects the number of shares of our common stock which each director and each named executive officer, as defined below, has reported as owning beneficially or otherwise having a pecuniary interest in, and which all directors and executive officers of MMC have reported as owning beneficially as a group. These stock holdings are as of February 28, 2005, except with respect to interests in MMC's Stock Investment Plan and Stock Investment Supplemental Plan, which are as of December 31, 2004. All of Mr. Greenberg's and Mr. Coster's holdings are as of October 25, 2004, and January 31, 2005, respectively, after which dates they were no longer directors or executive officers of MMC. The table also includes the number of shares of stock beneficially owned by persons known to MMC to own more than 5% of the outstanding shares. The term "named executive officer" refers to MMC's current and former CEO and the four other most highly compensated executive officers of MMC.

	Amount and Nature of Beneficial Ownership (1)		
Name	Sole Voting and Investment Power	Other than Sole Voting and Investment Power (2)	Total
Lewis W. Bernard	6,000	65,961	71,961
Mathis Cabiallavetta	19,970	1,102,889	1,122,859
Zachary W. Carter	—	2,070	2,070
Michael G. Cherkasky	542	66,719	67,261
Peter Coster	19,528	1,247,073	1,266,601
Charles A. Davis	33,434	1,249,734	1,283,168
Robert F. Erburu	—	48,813	48,813
Oscar Fanjul	20,858	—	20,858
Jeffrey W. Greenberg	647,505	784,766	1,432,271
Charles E. Haldeman	53,193	177,108	230,301
Stephen R. Hardis	22,000	22,178	44,178
Gwendolyn S. King	—	15,241	15,241
Lord Lang	6,260	5,828	12,088
David A. Olsen	427,708	213,154	640,862
Morton O. Schapiro	—	6,315	6,315
Adele Simmons	194,882	35,478	230,360
All directors, nominees and executive officers as a group, as of February 28, 2005 (3)	1,008,199	4,815,986	5,824,185

Name	Amount Beneficially Owned	Percentage of Stock Outstanding as of December 31, 2004
Capital Research and Management Company (4) 333 South Hope Street Los Angeles, CA 90071	49,173,500	9.3%
Pacific Financial Research, Inc. (5) 9601 Wilshire Blvd., Ste. 800 Beverly Hills, CA 90210	40,153,800	7.6%
State Street Bank & Trust Company, Trustee (6) 225 Franklin St. Boston, MA 02110	35,216,863	6.7%
T. Rowe Price Associates, Inc. (7) 100 E. Pratt Street Baltimore, MD 21202	28,172,141	5.3%

(1) As of February 28, 2005, no director or named executive officer beneficially owned more than 1% of the outstanding stock, and all directors and executive officers as a group beneficially owned approximately 1.1% of the outstanding stock.

(2) This column includes shares of stock that: (i) are held in the form of shares of restricted stock; (ii) are held indirectly for the benefit of such individuals or jointly, or directly or indirectly for certain members of such individuals' families, with respect to which beneficial ownership in certain cases may be disclaimed; and/or (iii) represent such individuals' interests in MMC's Stock Investment Plan. This column also includes MMC stock units that are subject to issuance in the future with respect to the Directors Stock Compensation Plan, cash bonus deferral plans or MMC's Stock Investment Supplemental Plan, and restricted stock units in the following aggregate amounts: Mr. Bernard, 65,961 shares; Mr. Cabiallavetta, 116,390 shares; Mr. Carter, 2,070 shares; Mr. Cherkasky, 66,719 shares; Mr. Coster, 134,081 shares; Mr. Davis, 195,009 shares; Mr. Erburu, 48,813 shares; Mr. Greenberg, 143,775 shares; Mr. Haldeman, 112,908 shares; Mr. Hardis, 22,178 shares; Ms. King, 14,841 shares; Mr. Schapiro, 6,315 shares; Mrs. Simmons, 32,680 shares; and all directors and executive officers as a group as of February 28, 2005, 1,031,566 shares. This column also includes shares of MMC stock which may be acquired on or before April 29, 2005 through the exercise of stock options as follows: Mr. Cabiallavetta, 848,000 shares; Mr. Coster, 890,000 shares; Mr. Davis, 926,250 shares; Mr. Haldeman, 50,300 shares; and all directors and executive officers as a group as of February 28, 2005, 3,131,950 shares. Following his exercise of certain stock options on the date of termination of his employment with MMC, Mr. Greenberg no longer held stock options. See footnote 2 to the "Aggregated Option Exercises in 2004 & Year-End Option Values" table below.

(3) This group includes the individuals listed in the table except for Messrs. Coster and Greenberg, who were no longer directors or executive officers of MMC as of February 28, 2005, plus ten additional executive officers.

(4) This information is based upon the number of shares listed in a Schedule 13G filed by Capital Research and Management Company, dated February 9, 2005.

(5) This information is based upon the number of shares listed in a Schedule 13G filed by Pacific Financial Research, Inc., dated February 11, 2005.

(6) This information is based upon the number of shares listed in a Schedule 13G filed by State Street Bank and Trust Company, dated February 15, 2005. Of the reported shares, 21,106,039, or 4% of the total shares of MMC common stock outstanding at December 31, 2004, were held by State Street Bank and Trust Company as trustee of the MMC Stock Investment Plan. Shares held in the Plan are registered in the name of the Plan's trustee and not in the names of the individual participants. Under the provisions of the Stock Investment Plan, voting rights are passed through to the employees in proportion to their interests. Unvoted shares will generally be voted by the trustee in the same proportion as the shares voted. Of the shares held in the Plan at December 31, 2004, approximately 20,436, or .01%, were held for directors and executive officers of MMC and are included in the ownership shown above for all directors and executive officers as a group.

(7) This information is based upon the number of shares listed in a Schedule 13G filed by T. Rowe Price Associates, Inc. ("Price Associates"), dated February 14, 2005. As stated in the 13G filing, Price Associates expressly disclaims beneficial ownership of these shares.

COMPENSATION OF EXECUTIVE OFFICERS

The following tables contain information with respect to MMC's named executive officers. Mr. Coster retired on January 31, 2005. Mr. Cherkasky's employment with MMC began July 7, 2004 and Mr. Greenberg's employment with MMC terminated October 25, 2004. The number of shares and per share prices are adjusted to reflect MMC's two-for-one stock split effective June 28, 2002.

Summary Compensation Table

The following table sets forth cash and other compensation paid or earned for services rendered in 2004, 2003 and 2002. The 2004 salary amounts shown for Messrs. Cherkasky and Greenberg reflect amounts paid to them for the portion of the year during which they were employed by MMC.

		Annual Compensation			Long Term Compensation			
Name and Principal Position	Year	Salary($)	Bonus($)(1)	Other Annual Compensation ($)(2)	Restricted Stock Awards ($)(3)	Securities Underlying Options (#)(4)	LTIP Payouts ($)(5)	All Other Compensation ($)(6)
Michael G. Cherkasky ..... President and Chief Executive Officer, MMC Chairman & Chief Executive Officer, Marsh Inc.	2004	373,965	600,000	—	3,000,020	—	—	—
Jeffrey W. Greenberg ...... Former Chairman and	2004	1,000,000	—	48,319	4,385,339 8,651,250(7)	220,000	—	43,200
Chief Executive Officer, MMC	2003	1,200,000	3,500,042	—	1,056,988 8,060,625	500,000	542,293	51,602
	2002	1,200,000	4,500,040	91,798	921,150	450,000	2,107,832	48,003
Charles E. Haldeman	2004	900,000	6,500,000	33,826	6,100,000(8)	—	—	147,500
President and Chief Executive Officer,	2003	483,333	8,600,006	—	4,000,076	45,000 80,000(9)	—	15,000
Putnam Investments	2002	75,000	8.600,008	—	2,595,408 869,952(8)	55,600 19,200(9)	—	4,000,000
Charles A. Davis	2004	900,000	2,144,375	38,677	2,673,648	125,000	406,000	54,000
Chairman and Chief	2003	900,000	2,350,042	—	1,341,283	250,000	599,175	41,252
Executive Officer MMC Capital, Inc.	2002	850,000	2,000,000	—	636,281	200,000	1,794,373	34,002
Mathis Cabiallavetta(10) ...	2004	1,025,270	1,721,592	3,302	3,326,697	132,000	—	54,000
Chairman	2003	982,848	2,325,738	—	2,596,591	300,000	—	54,000
MMC International	2002	850,000	2,015,967	—	560,000	220,000	—	48,450
Peter Coster	2004	950,000	1,000,000	23,229	3,119,064	—	—	57,450
Former President	2003	950,000	1,650,013	—	666,345	200,000	—	57,000
Mercer Inc.	2002	950,000	1,550,031	515,930	820,337	120,000	—	54,150

(1) The bonus amounts shown in the table for 2004 represent cash bonus awards based on MMC, operating company and individual performance during 2004.

(2) Other Annual Compensation for 2004, including perquisites, for each of the named executive officers was less than the lesser of $50,000 or 10% of the total of such executive officer's salary and bonus reported for the year.

(3) Amounts shown in the table for 2004 include the value, as of the date of grant, of 66,719 restricted stock units of MMC granted to Mr. Cherkasky as a retention award in connection with the acquisition of Kroll by MMC in July 2004. Mr. Cherkasky's restricted stock units vest on the fourth anniversary of the date of grant. As set forth in the table below, the amounts shown in 2004 for Messrs. Greenberg, Davis, Cabiallavetta and Coster include the value, as of the date of grant, of: (i) restricted stock that vests in the year following completion of 10 years of service from the date of grant, (ii) restricted stock that vests in the year following completion of 7 years of service from the date of grant, and (iii) restricted stock units granted under MMC's voluntary deferral programs that vest three years from the date of grant:

Name	10-Year Restricted Stock # Shares	Value at Grant	7-Year Restricted Stock # Shares	Value at Grant	3-Year Restricted Stock # Units	Value at Grant	Total Grant Value
Greenberg	18,300	$844,362	74,000	$3,414,360	2,700	$126,617	$4,385,339
Davis	12,700	$585,978	41,700	$1,924,038	3,445	$163,632	$2,673,648
Cabiallavetta	23,900	$1,102,746	45,800	$2,113,212	2,349	$110,739	$3,326,697
Coster	13,400	$618,276	54,200	$2,500,788	—	—	$3,119,064

During the applicable vesting and restricted periods, holders of shares of restricted stock receive the same dividend payments as those paid on the outstanding shares of MMC stock, and holders of restricted stock units receive dividend equivalent payments that are equal in amount to dividends paid on shares of MMC common stock. Vesting of restricted stock and restricted stock units may be accelerated upon a change in control. "Change in Control" of MMC means generally any of the following: any person or group becoming the owner of securities with 50% or more of the voting power of MMC; within a two-year period (with certain exceptions) a change in directors constituting a majority of the board; stockholder approval of a merger or consolidation of MMC resulting in MMC stockholders not owning securities with 50% or more of the voting power of the surviving entity; and stockholder approval of a plan of complete liquidation or an agreement for the sale or disposition of all or substantially all of MMC's assets. Under the MMC Special Severance Pay Plan, certain holders of restricted stock or awards in lieu of restricted stock with at least ten years of service will receive payment in shares of MMC stock upon forfeiture of their awards if their employment with MMC or one of its subsidiaries terminates. The amount of such payment is based on years of service, with the individual receiving up to a maximum of 90% of the value of the restricted shares after 25 years of service, subject to execution of a non-solicitation agreement.

As of December 31, 2004, each individual in the Summary Compensation Table, other than Mr. Greenberg, had outstanding restricted stock and restricted stock units of MMC with an aggregate value (using the closing price of common stock on the New York Stock Exchange Composite Index on December 31, 2004 of $32.90) as follows:

Name	Shares	Units	Share Value	Unit Value
Cherkasky	—	66,719	—	$2,195,055
Haldeman	—	112,908	—	$3,714,673
Davis	126,300	135,941	$4,155,270	$4,472,459
Cabiallavetta	138,200	111,465	$4,546,780	$3,667,199
Coster	222,500	116,688	$7,320,250	$3,839,035

At the time of his termination of employment in October 2004, Mr. Greenberg held restricted stock or restricted stock units representing 762,603 shares of MMC stock. Except as noted below, all of Mr. Greenberg's restricted stock and restricted stock units, including those granted to him in 2004, were forfeited in connection with his termination of employment. Absent such forfeiture, the restricted stock and restricted stock units would have had a value on December 31, 2004 of $25,089,639. Following his termination of employment, MMC entered into a letter of understanding with Mr. Greenberg (described on page 21 of this proxy statement) under which, in the absence of an agreement, both MMC and Mr. Greenberg are free to maintain their respective positions with regard to the characterization of Mr. Greenberg's termination of employment. MMC has not yet made a determination as to the characterization of Mr. Greenberg's termination of employment. As a result, a portion of Mr. Greenberg's forfeited restricted stock and restricted stock units may be eligible for reinstatement, depending on the resolution of the characterization of his termination of employment.

(4) Amounts shown in the table for 2004 represent options to purchase shares of MMC granted in March 2004. Stock options granted to Mr. Greenberg in 2004 were forfeited in connection with his termination of employment in October 2004.

(5) MMC Capital's Long Term Incentive Plan ("LTIP") operates as an incentive compensation pool that varies in amount based on the extent of investment return and fees from originating, structuring and managing certain insurance and related industry investments in which MMC has direct or indirect interests. In this regard, the incentive compensation pool includes, among other things, a portion of the gross profits realized in cash from certain direct investments made by Marsh & McLennan Risk Capital Holdings, Ltd., a subsidiary of MMC, as well as a portion of the carried interest and management fees received from The Trident Partnership, L.P., a private equity fund co-managed by MMC Capital that was formed in 1994. As noted in the table, in 2004, Mr. Davis received a payout under the LTIP of $406,000. A 2004 LTIP payout for Mr. Greenberg of $61,283 is pending, subject to a determination of the characterization of Mr. Greenberg's termination of employment. Vesting schedules under the LTIP will accelerate upon a change of control of MMC (as described in footnote 3 above), a change in control of MMC Capital (defined to mean that MMC no longer owns at least 50% of the value and voting power of MMC Capital), or upon the retirement, death or disability of the participating executive. On February 28, 2005, MMC signed a non-binding letter of intent providing for the transfer of MMC Capital's business to a company to be formed by MMC Capital's senior management. As part of the

transfer, Mr. Davis will waive any claims to accelerated payments under the LTIP. An accelerated payout for Mr. Greenberg of approximately $125,000 could result in the event that it is determined that (a) Mr. Greenberg's employment terminated other than for cause, and (b) there has been a change in control of MMC Capital as defined in the LTIP. See "Transactions with Management and Others; Other Information" below.

Mr. Greenberg and Mr. Davis also participate in the carried interest of certain of the other private equity funds managed by MMC Capital, including Trident II, L.P. and Trident III, L.P. Participation in the carried interest for these funds is not governed by the LTIP but rather by the partnership agreements for the general partners of those various partnerships. In 1999, Mr. Greenberg purchased general and limited partnership interests in the general partner of Trident II, a private equity fund managed by MMC Capital, and in 1999, 2000 and 2003, Mr. Davis purchased general and limited partnership interests in the general partners of five private equity funds managed by MMC Capital, including Trident II and Trident III. These purchases were made on an after-tax, out-of-pocket basis. Mr. Greenberg's and Mr. Davis' interests provide for participations in the carried interest of these funds equal to approximately 1% and 2%, respectively, of the profit generated by these funds, subject to the achievement of minimum returns for the institutional investors in the funds. Messrs. Greenberg and Davis did not receive any payout in connection with these carried interest participations in 2002, 2003, or 2004. Based on the carrying values contained in the financial statements of these private equity funds as of December 31, 2004, the estimated value of Mr. Greenberg's and Mr. Davis' interests in future payouts in respect of these carried interest participations aggregated approximately $4.5 million and $7.7 million, respectively, in each case based on a liquidation value as of that date and subject to realization of estimated returns. The carried interests may be subject to reduction or forfeiture in connection with Mr. Greenberg's and Mr. Davis' termination of employment under certain circumstances. In the event of a change in control of MMC or MMC Capital prior to a termination of employment other than for cause, the carried interests cannot be so reduced or forfeited, including with respect to subsequent investments. A change in control of MMC or MMC Capital would not result in accelerated payment of any carried interest to Mr. Greenberg or Mr. Davis. The characterization of Mr. Greenberg's termination is subject to resolution as described above. As a condition to receiving these carried interest participations, Mr. Greenberg and Mr. Davis were also required to make after-tax, out-of-pocket investments at the time of the formation of the funds. Mr. Greenberg and Mr. Davis were not required to pay management, carried interest performance or other fees in connection with these investments and, in certain cases, were excused from participating in a particular investment in order to avoid the appearance of any inappropriate remuneration or as otherwise deemed advisable. In 2000, Mr. Coster, in his capacity as an employee of Mercer Consulting, purchased on an after-tax, out-of-pocket basis, a limited partnership interest in a fund that invests alongside a private equity fund managed by MMC Capital. Neither Mr. Coster nor this fund is required to pay any management, carried interest performance or other fees in connection with this investment. See "Transactions with Management and Others; Other Information" below.

(6) Amounts shown for 2004 consist of the following: (a) matching contributions under the MMC Stock Investment Plan and Stock Investment Supplemental Plan of $43,200 for Mr. Greenberg, $54,000 for Mr. Davis, $54,000 for Mr. Cabiallavetta and $57,450 for Mr. Coster and (b) contributions by Putnam of $30,750 to the Putnam Profit Sharing Retirement Plan and $116,750 to the Putnam Executive Deferred Compensation Plan for Mr. Haldeman.

(7) This amount represents the value, as of the date of grant, of a special 10-year restricted stock grant to Mr. Greenberg of 187,500 restricted shares, as noted in the Compensation Committee Report beginning on page 22 of this proxy statement. The restricted stock was scheduled to vest in the year following completion of 10 years of service from the date of grant and was forfeited in connection with Mr. Greenberg's termination of employment in October 2004.

(8) These amounts represent the value, as of the date of grant, of restricted Putnam Class B shares. The amount shown in 2004 for Mr. Haldeman represents the value, as of the date of grant, of restricted Putnam Class B Shares granted to Mr. Haldeman in January 2005 for 2004 performance. All grants of restricted Putnam Class B Shares include the right to dividend payments equal in amount to dividends paid on the outstanding Class A Shares of Putnam. The restricted Putnam Class B Shares vest at a rate of 25% a year beginning with the first anniversary of the date of the grant. Upon certain corporate events affecting Putnam or MMC, vesting of shares of restricted Putnam Class B Shares may be accelerated. At December 31, 2004, Mr. Haldeman had 72,063 restricted Putnam Class B Shares with an estimated aggregate value of $2,086,944 based on a valuation methodology for determining fair market value which at December 31, 2004 was $28.96 per share.

(9) These amounts represent options to purchase Putnam Class B shares.

(10) Mr. Cabiallavetta's 2004 salary and bonus, denominated in US dollars, were $900,000 and $1,452,000, respectively. Approximately 60% of his 2004 salary and bonus was paid in Swiss Francs and was converted from US dollars to Swiss Francs using a fixed exchange rate of 1.53 CHF to 1 US$. The amounts shown in the table reflect fluctuating exchange rates in effect at the time of each payment to Mr. Cabiallavetta. Mr. Cabiallavetta's salary amount for 2003 and his bonus amounts for 2002 and 2003 have been revised from the amounts shown in last year's proxy statement to reflect the impact of fluctuating exchange rates in effect at the time of each payment.

Option Grants in 2004

The table below describes MMC stock options granted in March 2004.

Name	Individual Grants(1): Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in 2004	Exercise Price ($/sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term(2): 5%($)	10%($)
Michael G. Cherkasky . . .	—	0.0%	—	—	—	—
Jeffrey W. Greenberg(3) .	220,000	2.4%	46.14	3/16/2014	6,383,784	16,177,761
Charles E. Haldeman . . .	—	0.0%	—	—	—	—
Charles A. Davis	125,000	1.3%	46.14	3/16/2014	3,627,150	9,191,910
Mathis Cabiallavetta	132,000	1.4%	46.14	3/16/2014	3,830,270	9,706,657
Peter Coster	—	0.0%	—	—		
MMC Stockholders(4) . .					15,291,887,776	38,752,646,001

(1) Stock options shown in the table become exercisable 25% a year beginning one year from the date of grant. The option exercise price may be paid in cash or in shares of common stock. In the event of a change in control of MMC (as described in footnote 3 to the Summary Compensation Table above), all stock options will become fully exercisable and vested, and any restrictions contained in the terms and conditions of the option grants shall lapse. If any payments made in connection with a change in control are subject to the excise tax imposed under the federal tax laws, MMC will increase the option holder's payment as necessary to restore such option holder to the same after-tax position had the excise tax not been imposed.

(2) The dollar amounts show the potential realizable value of the options at the end of their 10-year term assuming that the market price of MMC stock appreciates in value from the date of grant at 5% and 10% annual growth rates, as required under SEC rules. The rates are not intended to be a forecast of future stock price appreciation. A zero percent stock price growth rate will result in a zero gain for all option holders.

(3) Stock options shown in the table for Mr. Greenberg were forfeited in connection with his termination of employment in October 2004.

(4) The dollar amounts are included for comparative purposes to show the aggregate gain that would be achieved by all holders of the outstanding stock of MMC at the assumed stock price appreciation rates at the end of the 10-year term of the MMC options granted on March 17, 2004 at an exercise price of $46.14.

Aggregated Option Exercises in 2004 & Year-End Option Values

The following table sets forth certain information concerning stock options exercised during 2004 and the number and value of unexercised in-the-money options at December 31, 2004.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at December 31, 2004		Value of Unexercised In-the-Money Options at December 31, 2004 (1)	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable($)
Michael G. Cherkasky	—	—	—	—	—	—
Jeffrey W. Greenberg(2)	540,000	5,496,950	—	—	—	—
Charles E. Haldeman	—	—	39,050	61,550	—	—
	—	—	29,600(3)	69,600(3)	—	—
Charles A. Davis	—	—	732,500	462,500	455,500	—
Mathis Cabiallavetta	—	—	635,000	517,000	—	—
Peter Coster	210,000	5,936,813	645,000	245,000	1,721,500	—

(1) The value of unexercised in-the-money stock options at December 31, 2004 is presented pursuant to SEC rules and is based on the fair market value of MMC stock on December 31, 2004, minus the grant price. Fair market value with respect to MMC stock is based on the closing price on the NYSE Composite Price Index on December 31, 2004 of $32.90 and, with respect to the Putnam Class B Shares, is based on a specified valuation methodology for determining fair market value which at December 31, 2004 was $28.96 per share. The actual amount, if any, realized upon exercise of stock options will depend upon the market price of MMC stock relative to the exercise price per share at the time the stock option is exercised. There is no assurance that the values of unexercised in-the-money stock options reflected in this table will be realized.

(2) Mr. Greenberg's employment terminated on October 25, 2004. On that date, he exercised stock options to acquire 540,000 shares. All of Mr. Greenberg's unvested stock options were forfeited upon his termination of employment and the exercisability of his previously vested stock options ceased upon his termination of employment in accordance with the terms of the applicable grant documents.

(3) Represents options to acquire Putnam Class B Shares.

United States Retirement Program

MMC maintains a United States retirement program consisting of the Marsh & McLennan Companies Retirement Plan, a non-qualified Benefit Equalization Plan and a non-qualified Supplemental Retirement Plan.

The following table shows the estimated before-tax annual straight-life annuity benefit payable under these retirement programs to employees with the specified maximum average salary (average salary over the 60 consecutive months of employment that produces the highest average) and specified years of service upon retirement at age 65, after giving effect to adjustments for Social Security benefits:

Maximum Average Salary	Years of Service 5	10	20	30	40	45
$ 800,000	$75,502	$151,005	$302,010	$441,512	$521,512	$561,512
$ 900,000	$85,502	$171,005	$342,010	$499,512	$589,512	$634,512
$ 1,000,000	$95,502	$191,005	$382,010	$557,512	$657,512	$707,512
$ 1,100,000	$105,502	$211,005	$422,010	$615,512	$725,512	$780,512
$ 1,200,000	$115,502	$231,005	$462,010	$673,512	$793,512	$853,512
$ 1,300,000	$125,502	$251,005	$502,010	$731,512	$861,512	$926,512
$ 1,400,000	$135,502	$271,005	$542,010	$789,512	$929,512	$999,512
$ 1,500,000	$145,502	$291,005	$582,010	$847,512	$997,512	$1,072,512

The compensation of participants used to calculate the retirement benefit consists of regular salary as disclosed in the "Salary" column of the Summary Compensation Table and excludes bonuses and other forms of compensation not regularly received. Mr. Cherkasky did not participate in MMC's U.S. retirement program in 2004. He became eligible to participate in the retirement program as of January 1, 2005. Mr. Haldeman participates in the Putnam Profit Sharing Retirement Plan and related plans and not in MMC's U.S. retirement program. For the other individuals named in the Summary Compensation Table, the 2004 compensation used to calculate the maximum average salary and the number of years of credited service are as follows: Mr. Davis, $900,000, 8 years; Mr. Cabiallavetta, $900,000, 7 years and Mr. Coster, $950,000, 44 years. The estimated before-tax annual straight-line annuity benefit for Mr. Greenberg under the retirement program is $205,592, beginning at age 65. This benefit is based on a maximum average salary of $1,090,000 and approximately 9 years of credited service.

Employment Agreements

Mr. Cherkasky

Mr. Cherkasky was president and chief executive officer of Kroll before its acquisition by MMC. In connection with MMC's acquisition of Kroll in July 2004, Kroll and Marsh USA, Inc. entered into an employment agreement with Mr. Cherkasky (the "Agreement") governing the terms of his continuing employment. The Agreement was effective as of July 7, 2004, the effective date of MMC's acquisition of Kroll, and has a four-year term, subject to renewal upon agreement of the parties. Under the Agreement, Mr. Cherkasky is entitled to an annual base salary of at least $750,000, and is eligible for an annual bonus with a target range of 100-160% of his base salary (with a minimum guaranteed bonus of 160% of base salary for each of 2004 and 2005), prorated for any partial years. Mr. Cherkasky is also eligible to participate in MMC's long-term incentive compensation plans and employee benefit programs on the same terms as similarly situated executives, and he will be entitled to post-employment medical benefits.

Under the Agreement, Mr. Cherkasky received a cash bonus of $6,390,000 from Kroll immediately prior to MMC's acquisition of Kroll, in exchange for his release of claims under his previous employment agreement with Kroll, and his continued employment with Kroll through such date. Also on such date, Kroll paid to Mr. Cherkasky $327,500, representing his accrued but unpaid annual bonus through June 30, 2004. The Agreement provides that if either of these bonus payments results in Mr. Cherkasky's being subject to the "golden parachute" excise tax, Marsh would make an additional payment to Mr. Cherkasky such that the net amount received by him is equal to the amount he would have received had the excise tax not been applicable.

In addition, on the effective date of MMC's acquisition of Kroll, Mr. Cherkasky received a retention award of MMC restricted stock units having a fair market value on the date of grant of $3,000,000. The restricted stock units will vest on the fourth anniversary of the date of grant, subject to Mr. Cherkasky's continued employment through such date. If Mr. Cherkasky's employment is terminated other than for cause (as defined in the Agreement) or if he resigns for "good reason" (as defined in the Agreement), Mr. Cherkasky will be entitled to receive his accrued salary and bonus and, subject to the execution by Mr. Cherkasky of a mutual release of claims, he will be entitled to a lump sum payment equal to his annual base salary, as well as vesting of the MMC restricted stock units described above.

Mr. Greenberg

Mr. Greenberg's employment with MMC terminated on October 25, 2004. On November 9, 2004, MMC entered into a letter of understanding with Mr. Greenberg (the "Letter") confirming certain arrangements regarding his termination of employment. The Letter provides that in the absence of an agreement as to the characterization of Mr. Greenberg's termination of employment, both MMC and Mr. Greenberg will be free to maintain their respective positions with regard to Mr. Greenberg's termination of employment. The Letter confirms that Mr. Greenberg is entitled to COBRA continuation of health care coverage in accordance with applicable law. MMC also agreed to provide Mr. Greenberg with an off-site office and secretary, and continuation of security, for six months from the date of his termination of employment.

This report is submitted to the stockholders of MMC by the Compensation Committee (the "Committee") of the board of directors. The Committee consists solely of non-executive directors who are independent, as determined by the board in accordance with MMC guidelines and New York Stock Exchange listing standards. The Committee met ten times in 2004.

By its charter, the Committee is charged with reviewing and approving MMC's compensation philosophies and overseeing the development and implementation of compensation programs for the CEO and other senior executives. The Committee determines the compensation of MMC's chief executive officer ("CEO"), approves the compensation of other senior executives and makes recommendations to the board of directors with respect to incentive compensation plans and equity-based plans. This report reflects the Committee's executive compensation policies, plans and actions and describes the Committee's activities in response to MMC's changing business environment in 2004.

Tax Deductibility of Executive Compensation

Federal tax law limits the ability of publicly-traded companies to secure an income tax deduction for compensation paid to certain highly compensated individuals. The Committee's policy is to take actions deemed to be in the best interests of MMC and its stockholders, recognizing, however, that achieving the desired flexibility in the design and delivery of compensation may result in compensation that is not in all instances deductible for federal income tax purposes because of the restrictions set forth in Section 162(m) of the Internal Revenue Code.

Executive Compensation Philosophy and Approach

The compensation program for senior executives of MMC and its subsidiaries comprises:

- Base salary
- Annual performance-based incentive compensation, and
- Long-term incentive compensation.

The Committee intends that the level, composition, and terms and conditions of each component of compensation enable MMC to attract, retain and motivate the most highly qualified and capable professionals available to lead the organization's diverse businesses. The Committee also seeks to ensure that a substantial portion of senior executives' long-term compensation is tied to the long-term performance of MMC and MMC's stock price. These principles are reflected in the actions discussed below relating to salaries, annual incentive awards and long-term compensation.

Independent Professional Advice: The Committee reviews periodically the levels and components of executive compensation and utilizes an independent compensation consulting firm to provide data, to offer professional observations regarding the compensation practices of comparable companies and to advise the Committee on specific executive compensation subjects that arise.

In early 2004, the Committee requested and received advice from its independent compensation consultant with respect to 2003 bonus awards paid in 2004 and the planning of equity grants for 2004. The Committee considered the nature of equity grants to be made to senior executives in light of the purpose of different forms of equity grants and the appropriate balance of incentives. The Committee also considered the prospective expensing of stock option grants and the rate of share utilization under MMC's long-term incentive plans. Based on the foregoing considerations, the Committee decided to adjust the balance of equity grants relative to prior years by reducing the number of stock options granted and replacing a portion of that value with restricted stock that vests after seven years.

In late 2004, the Committee engaged a new independent compensation consulting firm and independent legal counsel to assist in addressing issues arising in late 2004 and to provide advice on prospective changes to MMC's executive compensation programs.

Putnam: Members of Putnam's senior management group (including Mr. Haldeman) participate in a compensation program designed over time to support Putnam's business needs and reflect its marketplace. Annual incentive awards for Putnam executives are made under plans that are funded based on the level of Putnam's earnings, earnings growth, annual plan funding agreements with MMC or predetermined plan formulae. Long-term incentive compensation for Putnam executives is in the form of restricted stock and stock options with respect to Class B shares of Putnam. Putnam employees may also be considered for grants of MMC restricted stock and/or options from time to time. Because employees of Putnam participate in a compensation program specific to Putnam, the discussion provided in the following sections of this report relating to the incentive compensation of MMC's senior executives excludes Putnam.

Base Salary

Base salaries of senior executives are intended to reflect their roles and responsibilities and be competitive with respect to the relevant marketplace as to the availability of talent and compensation levels. In general, a senior executive's base salary is adjusted when an adjustment is necessary to reflect a change in the individual's responsibilities, growth in their job role or when market or internal equity conditions may warrant. In January 2004, Mr. Haldeman's salary was increased, effective November 2003, to reflect his increased responsibilities as a result of his becoming president and chief executive officer of Putnam in November 2003. Base salaries for the other senior executives named in this proxy statement were not changed in 2004.

Annual Incentive Compensation

Incentive compensation for 2004 was influenced by events associated with the New York Attorney General's investigation and lawsuit, management changes, disparate performance among the businesses and overall enterprise results. As such, the determination of awards, in aggregate and for individuals, posed major challenges.

The 2004 annual incentive compensation for senior executives was in the form of a cash bonus. The size of the annual incentive award pool is based on earnings and reflects MMC's net operating income performance. For 2004, the Committee approved annual incentive awards that were less than the pool, reflecting events of 2004 and new management's judgment regarding appropriate levels of incentive compensation for 2004.

With respect to individual annual incentive awards, the Committee exercises its judgment, giving predominant weight to the performance of the senior executive's business unit (measured by net operating income) and also weighing MMC's overall performance and the CEO's recommendation and evaluation of the senior executive's performance and ongoing role within the organization.

In general, annual incentive awards for 2004 were lower than for 2003. For those senior executives eligible for annual incentive awards for both 2003 and 2004, the average award for 2004 was down by 28% from 2003.

Long-Term Compensation

Purpose: The Committee believes that retaining and motivating the senior executives of MMC by fostering stock ownership is essential to continuing success. The Committee has relied historically on a combination of 10-year restricted stock and stock options as incentives and rewards for senior executives to reinforce a longer-term perspective and to link senior executives' financial interests over time with those of stockholders. In addition, under voluntary deferral programs, a supplemental restricted stock unit award with vesting requirements may be granted as an additional inducement for long-term stock ownership.

2004 Program: In March 2004, the Committee made long-term incentive grants to MMC senior executives in the form of 10-year restricted stock, 7-year restricted stock and stock options. As noted earlier in this Report, the stock option component of senior executives' long-term incentive grants was reduced, with a portion of the remaining value replaced by 7-year restricted stock. Within this framework, the mix and value of long-term incentive grants for senior executives (other than the CEO) are approved by the Committee based on the recommendations of the CEO.

The long-term restricted stock awards granted to senior executives vest in the year following completion of either 10 years of service or 7 years of service from the date of grant, with no annual incremental vesting. Stock options granted to senior executives have an exercise price equal to the fair market value of MMC stock on the trading day prior to the date of the grant and generally vest ratably over 4 years of service from the date of grant.

Individual grant levels reflect the Committee's judgment based on a number of factors, including the senior executive's role, performance and potential for future contributions to the long-term success of MMC.

Prospective Program: The Committee believes that MMC's overall compensation strategy must evolve in line with the company's developing business model and operating environment. Accordingly, the Committee, together with its independent compensation consultant intends to reconsider the nature and levels of long-term compensation in light of these developments. The Committee expects this process to result in an approach to long-term incentives that may differ from past practice, utilizing a mix of stock options, restricted stock and other performance-based equity vehicles to ensure that critical business objectives and measures are addressed and that pay for performance is paramount in the design of a balanced program.

Proposed Option Exchange: The Committee believes that the effectiveness of MMC's long-term incentive program—and of the Committee's proposed changes to that program—is significantly weakened as a result of the substantial number of stock options that are significantly underwater (i.e., the exercise price exceeds the current stock price for MMC common stock). These stock options are not serving an effective retention and incentive function and may hinder the Committee's ability to ensure that MMC's long-term compensation program has a strong future performance orientation.

The Committee addressed this situation, with significant background and analysis provided by its independent advisors. The Committee engaged in in-depth discussions, over multiple meetings, of the merits of, and issues associated with, a stock option exchange. The Committee concluded that stockholder interests are best served by a stock option exchange program that is designed in line with "best practices" and that supports a long-term perspective as part of an appropriate incentive compensation program. The proposed stock option exchange program is included in this proxy statement for stockholder approval.

Under the proposed program, eligible optionholders may elect to exchange certain MMC stock options for new unvested stock options representing the right to purchase fewer shares with an exercise price equal to the fair market value of MMC common stock at the time of the exchange. As described in more detail on pages 31-34 of this proxy statement:

- Only stock options underwater by 25% or more would be eligible for the exchange program,
- Exchange ratios would be set with the intention that optionholders receive stock options representing the right to purchase that number of shares of MMC common stock such that each new option would have a Black-Scholes value equal to 90% of the Black-Scholes value of the exchanged option, and
- New options would be unvested for at least two years.

The exchange would reduce the total number of shares subject to options, thereby reducing the potential dilutive effect of MMC's equity plans. MMC's current and former most senior executive officers would be excluded from the exchange program.

CEO Compensation

Mr. Greenberg served as CEO of MMC until the termination of his employment on October 25, 2004, and Mr. Cherkasky became CEO of MMC on that date.

Mr. Greenberg: Mr. Greenberg's annualized base salary for 2004 was $1,200,000, unchanged since January 1, 2000. The Committee did not award Mr. Greenberg an annual incentive award for 2004.

In March 2004, Mr. Greenberg received long-term incentive grants of 18,300 shares of 10-year restricted stock, 74,000 shares of 7-year restricted stock and 220,000 stock options. Mr. Greenberg also received a supplemental grant of 2,700 restricted stock units under a voluntary deferral program in connection with his deferral of previously granted restricted stock units. As described in last year's report, in 2002 and 2003, the Committee utilized an independent compensation consulting firm to assist in evaluating Mr. Greenberg's compensation. As a result of that study, the Committee, in March 2003, established a program for a series of special 10-year restricted stock grants to Mr. Greenberg. In March 2004, Mr. Greenberg was granted the second installment of 187,500 shares of 10-year restricted stock pursuant to this program.

All of the 2004 equity grants made to Mr. Greenberg, including the special 10-year restricted stock award, were forfeited upon the termination of his employment in October 2004.

Mr. Greenberg had no individual employment agreement or retirement or severance arrangement with MMC. Following the termination of his employment, MMC entered into a letter of understanding with Mr. Greenberg (described on page 21 of this proxy statement) confirming certain arrangements regarding his termination of employment.

Mr. Cherkasky: In connection with MMC's acquisition of Kroll in July 2004, Mr. Cherkasky, Kroll and Marsh USA, Inc. entered into an employment agreement governing the terms of Mr. Cherkasky's continuing employment by Kroll. Mr. Cherkasky's compensation for 2004 was determined by the terms of the employment agreement, which has not been modified to reflect his increased responsibilities as a result of his becoming chief executive officer of Marsh and MMC. The Committee intends to reconsider Mr. Cherkasky's employment agreement, including the compensation elements, in light of his current role.

Under the employment agreement, which is described on page 21 of this proxy statement, Mr. Cherkasky's annual base salary is $750,000 and his minimum annual bonus for 2004 is 160% of his base salary. For 2004, Mr. Cherkasky received a pro-rata portion of his annual salary and bonus of $373,965 and $600,000, respectively.

Under the employment agreement, in connection with his initial employment, Mr. Cherkasky also received a retention grant of MMC restricted stock units (66,719 units) having a fair market value on the date of grant of $3,000,000. The restricted stock units will vest on the fourth anniversary of the date of grant.

Other Matters

The Committee has been involved in a number of other executive employment and compensation matters related to the impact on MMC of the New York State Attorney General's investigation and lawsuit. This includes work by the Committee evaluating the status of executives who have resigned or terminated employment and the nature of any related separation arrangements.

The Committee has also discussed how current and new incentive vehicles, together with the use of employment agreements, could be structured in the short term and, more broadly, over the long-term, to enhance retention of key employees and to provide appropriate motivation and rewards in a balanced fashion. The Committee, together with its independent compensation consultant and MMC management, has taken a number of steps to address this. It is expected that this work will continue in 2005.

Special Retention Awards: Immediate business priorities formed the basis for retention awards to certain key employees in Marsh, Mercer and Putnam, based on recommendations from MMC and operating company management. Retention awards were intended to stabilize the businesses, retain key personnel and offer near-term incentives in light of the environment and business needs.

The Committee has availed itself of an independent compensation consultant and legal counsel to advise on these matters and related longer term issues.

Conclusion

MMC faced extraordinary challenges in 2004. These challanges put unique demands on the frequency, nature and prominence of the Committee's work. The Committee addressed critical immediate compensation, organizational and management issues while taking the initial steps with management to create long-term compensation programs that reflect MMC's situation as a changed company with new business imperatives and performance expectations.

Submitted by the Compensation Committee of the MMC Board of Directors

Lewis W. Bernard
Robert F. Erburu
Oscar Fanjul
The Rt. Hon. Lord Lang of Monkton, DL
Morton O. Schapiro

Stock Performance Graph

The following graph compares MMC's cumulative total stockholder return (rounded to the nearest whole dollar) on its stock, the Standard & Poor's 500 Stock Index and a company-constructed composite industry index, consisting of Aon Corporation, Arthur J. Gallagher & Co., Franklin Resources, Inc. and T. Rowe Price Group, Inc., over the five-year period from December 31, 1999 through December 31, 2004.


200
150
100
50
1999
2000
2001
2002
2003
2004

	1999	2000	2001	2002	2003	2004
—□— MMC	100	124	117	102	110	78
—◇— S&P 500	100	91	80	62	80	89
—○— Composite Industry Index	100	110	107	84	122	149

Assumes $100 invested at the closing price on December 31, 1999 with dividends reinvested on the date of payment without commissions. This table does not forecast future performance of MMC common stock.

TRANSACTIONS WITH MANAGEMENT AND OTHERS; OTHER INFORMATION

From time to time, in the ordinary course of business and on commercial terms, MMC and its subsidiaries may provide services to, or in connection with transactions involving, investment funds and their portfolio companies managed or advised by MMC Capital, in which various executive officers and directors of MMC have direct or indirect interests. Such services include:

- acting as an insurance or reinsurance broker;
- consulting;
- transaction advisory services; or
- investment management.

A portion of the fees received by MMC Capital from portfolio companies for transaction, management or other advisory services is dedicated to the LTIP pool described in footnote 5 to "Compensation of Executive Officers—Summary Compensation Table".

The aggregate amount received for all such services rendered in 2004 by MMC and its subsidiaries was approximately $18.7 million. This amount predominantly consists of insurance brokerage and related payments made by portfolio companies to MMC subsidiaries relating to insurance and reinsurance placements with such insurers in the normal course of business.

On February 28, 2005, MMC signed a nonbinding letter of intent providing for the transfer of MMC Capital's business, including the management of the Trident Funds, to a company to be formed by MMC Capital's senior management, including its chairman and chief executive officer, Charles A. Davis. Mr. Davis is currently an executive officer of MMC. The transfer is expected to close by the end of the second quarter 2005. Following the closing of the transaction, Mr. Davis will no longer be an executive officer of MMC. As part of the transaction, MMC will cease to have any role in decisions related to the investment or disposition of investments in the funds. In addition, MMC will enter into a strategic alliance agreement with the acquisition company pursuant to which MMC will remain a resource to the acquisition company for the remainder of the investment period of Trident III in connection with the fund's pursuit of certain investment opportunities. Under the terms of the letter, management of MMC determined to transfer certain assets of the business in exchange for approximately $3.2 million, the net asset value as of December 31, 2004. The purchase price is subject to certain pre-closing adjustments. The purchase price may be deferred for up to twelve months and any deferred amount will accrue interest at one-year LIBOR as of the closing date plus 200 basis points. MMC will retain its existing carried interest in Trident II equal to 10% of the profit generated by the fund, subject to the achievement of the required minimum return for the limited partners in the fund. For Trident III, MMC will reduce its capital commitment to the fund as a limited partner from $298 million to $200 million and will reduce its carried interest from 10% to 5% of the profit generated by the fund, also subject to achievement of the required minimum return for the limited partners in the fund. The reduction of carried interest for Trident III will be allocated to the investment team of the acquisition company including a portion to Mr. Davis, who currently is entitled to 1.75% of the profit generated by Trident III pursuant to his carried interest allocation in the fund. MMC has agreed to sublease to the acquisition vehicle 12,881 square feet of space for approximately 9 1/2 years at a gross annual cost of $55 per square foot. The LTIP and carried interest arrangements will not be terminated in connection with the proposed transfer of the MMC Capital business and will be modified for Trident III as noted above; however, employees of MMC Capital who transfer to the acquisition vehicle will waive any accelerated vesting or payment under the LTIP and the carried interest arrangements. For purposes of other outstanding employee equity awards and benefits held by employees of MMC Capital who transfer to the acquisition vehicle, they will be treated as having been involuntarily terminated without cause or, for eligible employees, as having elected early retirement.

On February 26, 2005, Salvatore D. Zaffino, chairman and chief executive officer of Guy Carpenter & Co., Inc., was made an executive officer of MMC. Mr. Zaffino's son, Peter Zaffino, is a managing director of Guy Carpenter and earned $570,000 in salary and bonus in 2004, plus certain other stock options and awards that vest over a number of years. Peter Zaffino also received a retention award in late 2004 of $270,000, payable quarterly throughout 2005 in either cash or MMC stock at the Company's discretion. Mr. Garrett Benton, son-in-law of Salvatore D. Zaffino and a vice president of Guy Carpenter, earned $103,833 in salary and bonus in 2004.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires MMC's directors and executive officers, and persons who own more than ten percent of the common stock of MMC, to file with the SEC and the New York Stock Exchange initial reports of beneficial ownership and reports of changes in beneficial ownership of MMC stock. Such persons are also required by SEC regulation to furnish MMC with copies of all Section 16(a) forms they file. To MMC's knowledge, based solely on a review of the copies of such reports furnished to MMC and written representations that no other reports were required, during 2004 all Section 16(a) filing requirements applicable to such individuals were complied with, except for one report covering one transaction filed late by Mr. Charles E. Haldeman, and two reports covering two transactions filed late by Mr. Robert J. Rapport.

ITEM 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has recommended the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the 2005 fiscal year, subject to stockholder ratification. Deloitte & Touche will audit our consolidated financial statements for fiscal 2005 and perform other services. Deloitte & Touche acted as MMC's independent registered public accounting firm for the year ended December 31, 2004. A Deloitte & Touche representative will be present at the meeting, and will have an opportunity to make a statement and to answer your questions.

The affirmative vote of a majority of the shares of MMC stock present or represented and entitled to vote at the annual stockholders meeting is required to ratify the appointment of Deloitte & Touche LLP. Unless otherwise directed in the proxy, the persons named in the proxy will vote **FOR** the ratification of Deloitte & Touche LLP. The board recommends you vote **FOR** this proposal.

Fees of Independent Registered Public Accounting Firm

For the fiscal years ended December 31, 2004 and 2003, fees for services provided by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates were as follows:

Fees	2004	2003
Audit Fees for the audit of MMC's annual financial statements, the audit of the effectiveness of MMC's controls over financial reporting and reviews of the financial statements included in MMC's quarterly reports on Form 10-Q, including services in connection with statutory and regulatory filings or engagements	$15,450,000	$9,675,000
Audit-Related Fees, including fees for audits of employee benefit plans, computer and control related audit services, agreed-upon procedures, merger and acquisition assistance and other accounting research services	$5,485,000	$3,680,000
Tax Fees for tax consulting and compliance services not related to the audit	$1,465,000	$1,395,000
All Other Fees	$ —	$ —

The Audit Committee has adopted a policy regarding pre-approval of audit and non-audit services provided by Deloitte & Touche LLP to MMC and its subsidiaries. The policy provides the guidelines necessary to adhere to MMC's commitment to auditor independence and compliance with relevant laws, regulations and guidelines relating to auditor independence. The policy contains a list of prohibited non-audit services, and sets forth four categories of permitted services (Audit, Audit-Related, Tax and Other), listing the types of permitted services in each category. All of the permitted services require pre-approval by the Committee. In lieu of Audit Committee pre-approval on an engagement-by-engagement basis, each category of permitted services, with reasonable detail as to the types of services contemplated, is pre-approved as part of the annual budget approval by the Audit Committee. Permitted services not contemplated during the budget process must be presented to the Audit Committee for approval prior to the commencement of the relevant engagement. The Audit Committee chair, or, if he is not available, any other member of the Committee, may grant approval for any such engagement if approval is required prior to the next scheduled meeting of the Committee. At least twice a year, the Audit Committee is presented with a report showing amounts billed by the independent auditor compared to the budget approvals for each of the categories of permitted services. The Committee reviews the suitability of the pre-approval policy at least annually.

AUDIT COMMITTEE REPORT

The primary function of the Audit Committee is to assist the board of directors in its oversight of MMC's financial reporting process. The Committee operates pursuant to a charter approved by the MMC board. Management is responsible for MMC's financial statements, the overall reporting process and the system of internal controls, including internal control over financial reporting. The independent registered public accounting firm ("independent auditors") is responsible for conducting annual audits and quarterly reviews of MMC's financial statements and expressing an opinion as to the conformity of the annual financial statements with generally accepted accounting principles in the United States of America and expressing an opinion on management's annual assessment of internal control over financial reporting.

In the performance of its oversight function, the Committee has reviewed and discussed the audited financial statements as of and for the year ended December 31, 2004 with management and the independent auditors. The Committee has also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*. Finally, the Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, has considered whether the provision of other non-audit services by the independent auditors to the Company is compatible with maintaining the independent auditor's independence and has discussed with the independent auditors the auditors' independence.

It is not the duty or responsibility of the Committee to conduct auditing or accounting reviews or procedures. In performing their oversight responsibility, members of the Committee rely without independent verification on the information provided to them, and on the representations made, by management and the independent accountants. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions do not assure that the audit of MMC's financial statements has been carried out in accordance with generally accepted auditing standards or that the financial statements are presented in accordance with generally accepted accounting principles.

Based upon the review and discussions described in this report, and subject to the limitations on the role and responsibilities of the Committee referred to above and in the charter, the Committee recommended to the board that the audited financial statements referred to above be included in MMC's Annual Report on Form 10-K for the year ended December 31, 2004 to be filed with the Securities and Exchange Commission.

Submitted by the Audit Committee of the MMC Board of Directors

Zachary W. Carter
Oscar Fanjul
Stephen R. Hardis

Gwendolyn S. King
David A. Olsen
Adele Simmons

ITEM 3

PROPOSAL TO APPROVE THE AMENDMENT OF MMC'S EQUITY COMPENSATION PLANS TO PERMIT AN EXCHANGE OF CERTAIN OPTIONS

The board of directors proposes that the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan, and any applicable predecessor plans (collectively, the "Plans") be amended to expressly permit a one-time voluntary exchange of certain deeply underwater outstanding stock options for new options covering fewer shares.

Introduction

After careful consideration, the board of directors has determined that it would be in the best interests of MMC and its stockholders to offer certain current employees the opportunity to exchange certain deeply underwater outstanding stock options for new options covering fewer shares.

The proposed stock option exchange program (which we also refer to as the exchange offer) will reduce the number of shares subject to options because participating employees will receive new options representing the right to purchase fewer shares, and shares underlying the tendered options that are not subject to new options granted under the exchange offer will be cancelled and not be re-available for future awards. The new options will have an exercise price equal to the fair market value of MMC's common stock as of the grant date of the new options. The number of shares underlying the new options is based on the exchange ratios described below.

MMC's compensation philosophy is intended to attract, retain and motivate employees using an appropriate mix and levels of cash and equity compensation. Stock options are an important part of the compensation program for key employees in that they can advance the interests of MMC and its stockholders by providing mutuality of interest between employees and stockholders.

MMC's stock price decline has posed a major challenge to the overall goal of retaining and motivating employees—those employees whom the Company and stockholders rely upon to move the Company forward. Most of the stock options that were granted in recent years now have exercise prices significantly higher than the current trading price of MMC's common stock and, as such, are ineffective as retention or incentive tools for future performance. As of March 21, 2005, there were outstanding options to purchase an aggregate of over 86 million shares of MMC's common stock, with exercise prices ranging from $13.09 to $62.33. Of these options, approximately 75% are 25% or more underwater, based on the fair market value of MMC's common stock as of that date.

The magnitude of this problem weakens significantly the effectiveness of the Company's long-term incentive program and detracts from the effectiveness of overall compensation.

The exchange offer has been designed with the objectives of reinforcing the retention and motivation value of the options and balancing the interests of employees and stockholders. Wherever possible, we have incorporated market "best practices" to address the key concerns of stockholders. These include:

- The exchange offer is designed to reduce the overall number of shares subject to options.
- MMC's most senior executive officers will not be eligible to participate in the exchange offer.
- Only outstanding stock options underwater by 25% or more will be eligible for the exchange offer.
- Exchange ratios will be set with the intention that each new stock option would have a value that is equal to 90% of the Black-Scholes value of the exchanged stock option.
- New vesting requirements will reinforce employee retention and ensure that those who are to benefit from future gains will remain with the Company through the next few critical years.
- The term of the new options will be identical to the remaining term of the exchanged options.

Description of Stock Option Exchange Offer

Offer to Exchange Options. Under the proposed exchange offer, eligible employees will be given the opportunity to exchange their eligible stock options for new options representing the right to purchase fewer shares. If the amendments permitting the exchange offer are approved by stockholders at the annual stockholders meeting, we intend to initiate the exchange offer shortly thereafter, meaning that we would expect to grant the new options no later than July 1, 2005, subject to any legal requirements in non-U.S. jurisdictions affecting participation in the exchange offer. The Compensation Committee reserves the right to exclude from the exchange offer optionholders in any jurisdiction in which participation in the exchange offer is not practicable under the laws of such jurisdiction.

Participation in the exchange offer will be voluntary, with any election to participate made on a grant-by-grant basis.

Eligible Employees. The exchange offer generally will be open to current employees who hold eligible options (as described in the next paragraph), including employees of our subsidiaries, other than our most senior executives. All of our current named executive officers, as well as any current or former executive officers covered by Section 16 under the Securities Exchange Act of 1934 ("Section 16") prior to 2005 will be excluded from the exchange offer. Executive officers who became subject to Section 16 in 2005 will be eligible to participate in the exchange offer. Up to 5,000 employees will be eligible to participate.

Eligible Options. The options eligible for exchange will be outstanding options granted by MMC under the Plans to eligible employees that are at least 25% underwater, based on the fair market value of MMC's common stock as of a date shortly before commencement of the exchange offer.

As of March 21, 2005, the market price of MMC's common stock was $30.59 per share. At that price, only options with an exercise price of $40.79 or greater would be eligible for the exchange.

Exchange Ratio. Each eligible option tendered for exchange will be exchanged for a new option representing the right to purchase that number of shares of MMC common stock such that the new option would have a Black-Scholes value equal to 90% of the Black-Scholes value of the tendered option, based on the fair market value of MMC's common stock as of a date shortly before commencement of the exchange offer. Black-Scholes is a widely recognized and accepted option valuation methodology that provides an estimate of what an outside investor would be willing to pay for an option with similar terms. Because the values are estimates, actual gains could be higher or lower based on actual stock price performance. The Compensation Committee will utilize its independent compensation consultant to establish the Black-Scholes values used in determining the exchange ratios.

Exchange ratios will vary based on the exercise price and remaining term of the tendered option, as well as the fair market value of MMC's common stock as of a date shortly before commencement of the exchange offer. The following table identifies exchange ratios for most of the options granted between 1999 and 2004, under a range of values for MMC common stock.

Fair Market Value of MMC Common Stock	Illustrative Exchange Ratios (Number of Shares Underlying Tendered Options for Each Share Underlying a New Option) By Grant Year (Exercise Price)					
	1999 ($37.77)	2000 ($43.63)	2001 ($46.10)	2002 ($56.00)	2003 ($42.99)	2004 ($46.14)
$26.00	2.7	3.4	3.3	4.5	2.3	2.4
$28.00	2.2	2.8	2.8	3.7	2.0	2.1
$30.00	n/a	2.4	2.4	3.2	1.8	1.9
$32.00	n/a	2.0	2.1	2.8	1.6	1.7
$34.00	n/a	n/a	1.8	2.5	n/a	1.6

Depending on the fair market value of MMC's common stock, and assuming that all eligible options are tendered for exchange, we anticipate that new options representing the right to purchase between approximately 18 million and 29 million shares of MMC common stock will be granted.

Exercise Price of New Options. All new options will have an exercise price equal to the fair market value of MMC's common stock as of the new grant date.

Vesting of New Options. The new options will be unvested when they are granted and will vest on the later of the second anniversary of the new option grant date or the vesting date of the tendered option.

Term of New Options. Each new option will have the same remaining term as the option tendered for exchange.

Other Terms and Conditions of New Options. The other terms and conditions of the new options will be substantially similar to those of the tendered options they replace. The new options will be granted under the Plans and will be nonqualified stock options for U.S. federal income tax purposes.

Shares Available for New Awards. Under the existing terms of the Plans, all shares underlying outstanding options would become re-available for future awards. However, under the option exchange proposal, the shares underlying outstanding options tendered for exchange that are not subject to new options granted under the exchange will not become re-available for future awards under the Plans. This aspect of the proposed option exchange program is designed to reduce the potential dilutive effect of the Plans on stockholders' interests.

Implementation of the Stock Option Exchange Offer. The board of directors authorized the option exchange offer on February 26, 2005, subject to approval by our stockholders of the amendments to the Plans. If stockholders approve the amendments to the Plans to allow the exchange offer, eligible employees will be offered the opportunity to participate in the exchange offer under an Offer to Exchange filed with the Securities and Exchange Commission and distributed to all eligible employees. Employees will be given a period of at least 20 business days in which to accept the offer. For those employees who accept the offer, their eligible options will be cancelled immediately after the offer period expires. The new options will be granted immediately after the period expires. If the Plan amendments permitting the exchange offer are approved by stockholders at the annual meeting, we intend to initiate the exchange offer shortly thereafter, meaning that we would expect to grant the new options no later than July 1, 2005, subject to any legal requirements in foreign jurisdictions affecting the timing of grants in those jurisdictions.

Accounting Treatment. We plan to adopt Statement of Financial Accounting Standards No. 123 (revised 2004) Share-Based Payment ("FAS 123(R)") no later than July 1, 2005. From the date of the offer until MMC's adoption of FAS 123(R), the options eligible for exchange will be subject to variable accounting. There will be no compensation charges against our earnings unless the price of MMC stock exceeds the exercise price of options subject to the exchange offer prior to MMC's adoption of FAS 123(R). As of the date of MMC's adoption of FAS 123(R), MMC will no longer incur such variable accounting.

The illustrative exchange ratios shown above were calculated using the following Black-Scholes assumptions: dividend yield of 2.19%, expected volatility of 25%, expected life equal to the full remaining term of each applicable option and a risk-free interest rate based on the remaining terms of each of these options. The expected volatility was determined based on the new requirements of FAS 123(R).

U.S. Federal Income Tax Consequences. We expect that the option exchange will be treated as a non-taxable event for U.S. federal income tax purposes. No income should be recognized for U.S. federal income tax purposes by us or our optionholders upon the cancellation of the existing options or the grant of the replacement options.

Since all new options will be non-qualified stock options, the optionholder, upon exercise of the option, will recognize ordinary income in the amount equal to the excess of the then fair market value of the stock acquired over the exercise price of the option. MMC may deduct the amount of such ordinary income recognized by the optionholder.

New Plan Benefits

Because the decision of our employees to participate in the exchange offer will be completely voluntary, we are not able to predict who will participate or how many options will be tendered for exchange. Members of the board of directors hold no options and will not participate in the exchange offer. As previously stated, our most senior executives, including all of our current named executive officers, as well as any current or former executive officers covered by Section 16 prior to 2005, will not be eligible to participate in the exchange offer. Executive officers who became subject to Section 16 in 2005 will be eligible to participate in the exchange offer.

The following tables approximate, for a range of prices of MMC's common stock, the maximum number of shares underlying options that would be cancelled and the maximum number of shares underlying the new options that would be granted for eligible executive officers and for the non-executive officers as a group, assuming all eligible options are tendered for exchange:

Executive Group

Fair Market Value of MMC Common Stock	Number of Shares Underlying Options Eligible for Exchange Offer	Number of Shares Underlying New Options (assuming 100% Participation)
$26.00	717,000	247,000
$28.00	717,000	289,000
$30.00	693,000	314,000
$32.00	693,000	357,000
$34.00	423,000	219,000

Non-Executive Officer Employee Group

Fair Market Value of MMC Common Stock	Number of Shares Underlying Options Eligible for Exchange Offer	Number of Shares Underlying New Options (assuming 100% Participation)
$26.00	67,000,000	22,000,000
$28.00	67,000,000	26,000,000
$30.00	58,000,000	25,000,000
$32.00	58,000,000	29,000,000
$34.00	35,000,000	17,000,000

Effect on Stockholders

We are not able to predict with any degree of certainty the impact the exchange offer will have on your rights as a stockholder because we are unable to predict how many optionholders will exchange their options or what the future market price of MMC's common stock will be. The exchange offer has been structured to be economically beneficial to stockholders by replacing outstanding options representing the right to purchase a larger number of shares with new options representing the right to purchase fewer shares and by setting exchange ratios so that the new options have a lower Black-Scholes value than the tendered options. The exchange offer has been structured to reduce the number of shares subject to options under the Plans because any net shares not subject to new options granted under the exchange offer will be cancelled and not available for future grants under the Plans.

There is a risk that employees will not see the stock option exchange offer as a sufficient incentive to motivate and retain them. Also, should the price of the Company's stock rise, the likelihood of the new options being exercised and increasing dilution is greater than is the case with previously granted options. Even if options are not exercised, outstanding options with exercise prices lower than MMC's stock price may have a negative effect on our earnings per share calculation.

A table setting forth information, as of December 31, 2004, about MMC stock currently authorized for issuance under our equity compensation plans is attached to this proxy statement as Appendix B.

Proposed Plan Amendments

The proposed amendments to the Plans will expressly permit a voluntary exchange of certain outstanding options for new options and prohibit exchanges thereafter, unless stockholder approval is obtained. We are asking stockholders to approve these amendments so that we can, on a one-time basis, implement this option exchange offer for the reasons previously described.

The board of directors recommends a vote **FOR** this proposal.

ITEM 4

STOCKHOLDER PROPOSAL: CEO COMPENSATION

The Catholic Equity Fund, 1100 West Wells Street, Milwaukee, WI 53233, beneficial owner of 1,540 shares; Christus Health, 2600 North Loop West, Houston, TX 77092, beneficial owner of 9,500 shares; and the Congregation of the Sisters of Charity of the Incarnate Word, 6510 Lawndale, Houston, TX 77223, beneficial owner of more than 100 shares, have notified the Company that they intend to co-sponsor the following proposal at the annual meeting.

Resolved: The shareholders urge the Board of Directors:

- To limit the Compensation paid to the CEO in any fiscal year to no more than 100 times the average Compensation paid to the company's Non-Managerial Workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount;
- In any proposal for shareholder approval, to provide that the CEO can receive more than the 100-times amount only if the company achieves one or more goals that would mainly reflect the CEO's contributions rather than general market conditions; and
- In that proposal, to assure the shareholders that the Board will seriously consider reducing the CEO's compensation in the event of any unusual reduction in the company's workforce resulting from outsourcing or other factors.

This proposal does not apply to the extent that complying would necessarily breach a compensation agreement in effect at the time of the present shareholder meeting.

"Compensation" means salary, bonus, the grant-date present value of stock options, the grant-date present value of restricted stock, payments under long-term incentive plans, and "other annual" and "all other compensation" as those categories are defined for proxy statement purposes.

"Non-Managerial Workers" means U.S.-based employees working in the categories of Blue-Collar Occupations or Service Occupations or the Sales and Administrative Support components of White-Collar Occupations as used by the Bureau of Labor Statistics in its National Compensation Surveys.

Shareholder Supporting Statement: Our resolution is based on these premises:

1. Unless internally anchored, market-based compensation methods tend to produce excessive CEO compensation;
2. Very high CEO pay should require shareholder approval since it tends to produce sub par share performance long-term; and
3. Very highly paid CEOs should realize that they might share some pain when choosing job reductions as a means to achieve corporate goals.

Our resolution would introduce an internal foundation for CEO compensation—the company's CEO/average-worker pay ratio. Commentators note that on the average for U.S. companies this ratio has gone from about 42 in 1980 to several hundred today and that it tends to be much lower in foreign companies that compete successfully with U.S. companies. Consistent with these facts, the Blue Ribbon Commission of the National Association of Corporate Directors has urged compensation committees to use such a ratio as a factor in setting CEO compensation. Our resolution follows this advice.

Our resolution would not arbitrarily limit CEO compensation. Rather, it would offer the board the opportunity to persuade the shareholders that very high CEO compensation would make the company more competitive and would be in their interest.

At Marsh & McLennan, CEO Compensation in 2001, 2002, and 2003 was 17.6, 24.7, and 27.9 million dollars. The 2003 Compensation was 1,095 times the $25,501 that the average U.S. worker makes according to the AFL-CIO's Executive Paywatch (http://www.aflcio.org/corporateamerica/paywatch/). In its 2004 analysis of executive pay versus shareholder return, Business Week gave the CEO its second worst rating (http://www.businessweek.com/pdfs/2004/0416_execpay.pdf).

The Board of Directors recommends that you vote AGAINST the proposal for the following reasons:

The Compensation Committee, which is comprised entirely of independent directors, evaluates the performance and determines the compensation of MMC's CEO. The Board believes that MMC's existing executive compensation policies, procedures and practices, as applied by the Compensation Committee, ensure that compensation for the CEO and other executives is both fair and competitive.

As explained in more detail in the Compensation Committee report beginning on page 22 of this proxy statement, the Compensation Committee seeks to enable MMC to attract, retain and motivate the most highly qualified and capable professionals to lead the organization's businesses. MMC's compensation program for its key senior executives, including the CEO, balances annual and long-term incentives and rewards that are designed to support business strategies, to enhance the achievement of financial objectives and to reflect marketplace practices and dynamics.

In making decisions regarding the CEO's compensation, the Compensation Committee considers MMC's current and long-term financial performance, as well as the CEO's influence on MMC's strategic direction and long-term strength, together with his broader leadership responsibilities. The board of directors believes that these criteria provide a more appropriate basis for determining CEO compensation than the arbitrary parameters suggested in the proposal.

The Compensation Committee reviews CEO compensation regularly. In 2003, despite MMC's and the former CEO's overall positive performance, the Compensation Committee considered adverse effects of events at Putnam and reduced the former CEO's annual incentive award by $1 million compared to the prior year.

The proposal would require that the parameters of CEO compensation be set by arbitrary internal limits. However, in seeking to attract and retain the most highly qualified leadership for MMC, the Compensation Committee must take into account the external market for such talent. Thus, the exercise of setting the composition and level of CEO compensation necessarily includes consideration of general marketplace trends. The Compensation Committee utilizes an independent compensation consulting firm to evaluate the CEO's compensation relative to selected comparable corporations with which MMC competes for executive talent.

The proposal introduces operational complexity and potential limitations and delays that could disadvantage MMC relative to competitors. For example, the Compensation Committee would either have to wait until the next annual stockholders' meeting or convene a special stockholders' meeting to seek stockholder approval in order to pay any CEO compensation above the proposed arbitrary limit.

Also, by linking a possible reduction in CEO compensation to reductions in MMC's workforce, the proposal restricts the CEO's management of MMC's businesses and does not necessarily align the interests of the CEO and the stockholders. If a reduction in MMC's workforce were in the best interests of MMC and its stockholders, the board of directors and the Compensation Committee would weigh this and other performance measures in evaluating MMC's performance and the CEO's effectiveness.

ITEM 5

STOCKHOLDER PROPOSAL: STOCK OPTION POLICY

The Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314, beneficial owner of approximately 16,100 shares, has notified the Company that it intends to present the following proposal at the annual meeting.

Resolved: That the shareholders of Marsh & McLennan Companies, Inc. (the "Company") request that the Compensation Committee of the Board of Directors adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. Performance-based options are defined as follows: (1) indexed options, in which the exercise price is linked to an industry or well-defined peer group index; (2) premium-priced stock options, in which the exercise price is set above the market price on the grant date; or (3) performance-vesting options, which vest when a performance target is met.

Shareholder Supporting Statement: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to enhance long-term corporate value. We believe that standard fixed-price stock option grants can and often do provide levels of compensation well beyond those merited, by reflecting stock market value increases, not performance superior to the company's peer group.

Our shareholder proposal advocates performance-based stock options in the form of indexed, premium-priced or performance-vesting stock options. With indexed options, the option exercise price moves with an appropriate peer group index so as to provide compensation value only to the extent that the company's stock price performance is superior to the companies in the peer group utilized. Premium-priced options entail the setting of an option exercise price above the exercise price used for standard fixed-priced options so as to provide value for stock price performance that exceeds the premium option price. Performance-vesting options encourage strong corporate performance by conditioning the vesting of granted options on the achievement of demanding stock and/or operational performance measures.

Our shareholder proposal requests that the Company's Compensation Committee utilize one or more varieties of performance-based stock options in constructing the long-term equity portion of the senior executives' compensation plan. The use of performance-based options, to the extent they represent a significant portion of the total options granted to senior executives, will help place a strong emphasis on rewarding superior corporate performance and the achievement of demanding performance goals.

Leading investors and market observers, such as Warren Buffet and Alan Greenspan, have criticized the use of fixed-price options on the grounds that they all too often reward mediocre or poor performance. The Conference Board's Commission on Public Trust and Private Enterprise in 2002 looked at the issue of executive compensation and endorsed the use of performance-based options to help restore public confidence in the markets and U.S. corporations.

At present, the Company does not employ performance-based stock options as defined in this proposal, so shareholders cannot be assured that only superior performance is being rewarded. Performance-based options can be an important component of a compensation plan designed to focus senior management on accomplishing long-term corporate strategic goals and superior long-term corporate performance. We urge your support for this important executive compensation reform.

The Board of Directors recommends that you vote AGAINST the proposal for the following reasons:

The board of directors believes that adoption of this proposal would reduce the Compensation Committee's discretion regarding equity compensation awards.

The Compensation Committee, which is comprised entirely of independent directors, supports and utilizes performance-based compensation policies and practices that can serve to motivate executives to enhance long-term corporate value. MMC's compensation program for executive officers has several components, including long-term incentives. MMC's stock options generally vest over four years, which imposes a long-term focus on MMC's performance. Another component of MMC's equity compensation program has been long-term restricted stock that vests in the year following completion of 10 years of service from the grant date, with no annual incremental vesting. Equity compensation awards under MMC's executive long-term compensation program are granted based on both company and individual performance, including MMC's overall operations and the executive officers' relative contribution to their particular business segments.

The Compensation Committee reviews the composition of executive officer equity compensation on an ongoing basis and utilizes an independent compensation consulting firm, as necessary, to assist in formulating effective and competitive equity compensation programs.

The Compensation Committee should have the flexibility to make equity grants in a form and with such terms as are most appropriate to each situation. By limiting the Compensation Committee's ability to compensate executives in ways it deems appropriate, the proposal would hinder MMC's ability to attract, retain and motivate the most highly qualified and capable executives. Furthermore, the proposal would put MMC at a competitive disadvantage in a market for talent that includes both public corporations and privately-held firms that offer attractive equity ownership opportunities.

ITEM 6

STOCKHOLDER PROPOSAL: DIRECTOR ELECTION VOTING STANDARD

The United Brotherhood of Carpenters and Joiners of America Pension Fund, 101 Constitution Avenue, N.W., Washington, D.C. 20001, beneficial owner of approximately 8,500 shares, has notified the Company that it intends to present the following proposal at the annual meeting.

Resolved: That the shareholders of Marsh & McLennan Companies, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Shareholder Supporting Statement: Our Company is incorporated in Delaware. Among other issues, Delaware corporate law addresses the issue of the level of voting support necessary for a specific action, such as the election of corporate directors. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). Further, the law provides that if the level of voting support necessary for a specific action is not specified in the certificate of incorporation or bylaws of the corporation, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard for the election of directors. We feel that it is appropriate and timely for the Board to initiate a change in the Company's director election vote standard. Specifically, this shareholder proposal urges that the Board of Directors initiate a change to the director election vote standard to provide that in director elections a majority vote standard will be used in lieu of the Company's current plurality vote standard. Specifically, the new standard should provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

Under the Company's current plurality vote standard, a director nominee in a director election can be elected or re-elected with as little as a single affirmative vote, even while a substantial majority of the votes cast are "withheld" from that director nominee. So even if 99.99% of the shares "withhold" authority to vote for a candidate or all the candidates, a 0.01% "for" vote results in the candidate's election or re-election to the board. The proposed majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

It is our contention that the proposed majority vote standard for corporate board elections is a fair standard that will strengthen the Company's governance and the Board. Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard or whether a plurality director election standard is appropriate in contested elections.

We urge your support of this important director election reform.

The Board of Directors recommends that you vote AGAINST the proposal for the following reasons:

The board of directors believes that the plurality voting standard—which is the standard used by the majority of public companies—is fair, democratic and impartial and serves the best interests of MMC's stockholders. The majority voting standard suggested by the proposal does not provide significant advantages to MMC and its stockholders over the plurality voting standard.

MMC has a history of electing strong and independent boards. In the past five years, through the plurality process, every director nominee has received an affirmative vote greater than 74% of all shares represented at the annual meeting. The outcome of our election process during the past five years would not have been different if the proposed majority voting standard had been used. Further, the board of directors is composed solely of independent directors, with the exception of MMC's current CEO, Michael Cherkasky.

The board of directors is committed to good governance practices and has implemented a number of measures (discussed elsewhere in this proxy statement) to strengthen MMC's governance processes. MMC is always open to stockholder input regarding potential directors and governance. As MMC's stockholders have a history of electing qualified, independent directors under the current plurality requirement, a change in the voting threshold is not necessary to improve MMC's corporate governance processes. The board of directors believes that the quality of MMC's directors has a far greater impact on MMC's governance than the voting standard used to elect them.

The plurality voting standard for the election of directors is widely used by publicly traded companies. It is the default standard under Delaware law and is known to and understood by stockholders. The board of directors believes the plurality standard provides a good mechanism for electing a board of directors that is committed to delivering long-term stockholder value.

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS

Stockholders who wish to present a proposal and have it considered for inclusion in MMC's proxy materials for the 2006 Annual Meeting of Stockholders of MMC must submit such proposal in writing to MMC in care of the Secretary of MMC on or before December 1, 2005.

Stockholders who wish to present a proposal at the 2006 Annual Meeting that has not been included in MMC's proxy materials must submit such proposal in writing to MMC in care of the Secretary of MMC. Any such proposal received by the Secretary of MMC on or after February 19, 2006 shall be considered untimely under the provisions of MMC's by-laws governing the presentation of proposals by stockholders. In addition, the by-laws of MMC contain further requirements relating to the timing and content of the notice which stockholders must provide to the Secretary for any nomination or matter to be properly presented at a stockholders meeting.

Such proposals should be addressed to:

Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, New York
10036-2774
Attn: Mr. William J. White,
Assistant Secretary

Marsh & McLennan Companies, Inc.

Audit Committee Charter
(November 18, 2004)

Purpose of Committee

The purpose of the Audit Committee of the Board of Directors of Marsh & McLennan Companies, Inc. ("MMC") is to assist the Board in fulfilling its oversight responsibilities with respect to (i) the integrity of MMC's financial statements, (ii) the qualifications, independence and performance of MMC's independent auditors, (iii) the performance of MMC's internal audit function, (iv) compliance by MMC with legal and regulatory requirements and (v) the other responsibilities set out herein.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that MMC's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditors. Furthermore, while the Committee is responsible for reviewing MMC's policies and practices with respect to risk assessment and management, it is the responsibility of the Chief Executive Officer and senior management to assess and manage MMC's exposure to risk.

The Committee shall report to the Board on a regular basis.

Committee Membership

The Committee shall be comprised of three or more directors. Members of the Committee shall be recommended by the MMC Directors and Governance Committee and be elected by the full Board. As determined in the business judgment of the Board, each member of the Committee shall satisfy the independence and experience requirements of the New York Stock Exchange and any other legal and regulatory requirements and at least one member of the Committee shall have accounting or related financial management expertise as defined by the New York Stock Exchange.

Resources and Authority of the Committee

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including full access to MMC employees and officers and internal or external advisors or consultants. If, in the course of fulfilling its duties, the Committee wishes to consult with outside legal, accounting or other advisors, the Committee may retain these advisors without seeking Board approval.

Committee Structure and Operations

The Board shall designate one member of the Committee as its chair. The Committee may meet in person or telephonically or act by unanimous written consent. The Committee chair, in consultation with Committee members, shall determine the schedule of meetings of the Committee (which meetings shall occur at least quarterly). Further meetings shall occur, or matters be submitted for action by unanimous written consent, when deemed necessary or desirable by the Committee, its chair or the Chairman of MMC. The Committee is to meet periodically in separate sessions with the chief financial officer (and/or other management personnel), with internal audit and with the independent auditors as the Committee deems necessary.

The Committee chair, who may consult with internal audit, management or other Committee members, develops the agenda for Committee meetings. Where practicable, materials should be distributed to Committee members prior to each Committee meeting.

Delegation to Subcommittee

The Committee may delegate all or a portion of its duties and responsibilities to a subcommittee or subcommittees of the Committee.

Attendance

The Committee chair may invite such members of management, representatives of the independent auditors and internal audit and other persons to the Committee's meetings as he or she may deem desirable or appropriate.

Committee Duties and Responsibilities

A. Oversight of Independent Auditors and Audit Process:

1. The Committee shall have the sole authority to select (subject to shareholder ratification), compensate, retain and oversee MMC's independent auditors (including resolution of any disagreements between management and the independent auditors regarding MMC's financial reporting). The independent auditors shall report directly to the Committee.

2. The Committee shall review and discuss with the independent auditors the scope, staffing and general extent of the audit. The Committee's review shall include an explanation from the independent auditors of the factors considered by the auditors in determining the audit scope, including the major risk factors. The independent auditors shall confirm to the Committee that no inappropriate limitations have been placed on the scope or nature of their audit procedures.

3. The Committee shall pre-approve all services, both audit and permitted non-audit, to be performed for MMC by the independent auditors pursuant to pre-approval policies and procedures established by the Committee. In this regard, the Committee may delegate its authority to pre-approve such services to one or more Committee members, provided that any such approvals are presented to the full Committee at the next scheduled Audit Committee meeting.

4. The Committee shall evaluate the independent auditors' qualifications, performance and independence, including the consideration of the independent auditors' quality controls and whether the provision of permitted non-audit services is compatible with maintaining the independent auditors' independence. The Committee's conclusions with respect to the independent auditors shall be presented to the full Board on at least an annual basis. As part of such evaluation, the Committee shall specifically review and evaluate the qualifications and rotation of the lead audit partner and shall review a report or reports prepared at least annually by the independent auditors:

   a. describing their internal quality control procedures, and

   b. describing any material issues raised by (i) the most recent peer or internal quality control review of the firm or (ii) by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more audits carried out by the firm and any steps taken to deal with any such issues.

5. The Committee shall review a report or reports prepared at least annually by the independent auditors describing all relationships between the independent auditors and MMC and providing confirmations with respect to the requirements of all applicable auditor independence rules. The Committee shall discuss with the independent auditors any disclosed relationships that may impact the objectivity and independence of the independent auditors and, if necessary, recommend appropriate action in response to the report.

6. The Committee shall discuss with management and internal audit their views of the independent auditors' performance.

7. The Committee shall set policies for the hiring of current or former employees of the independent auditors.

8. The Committee shall discuss with the independent auditors any audit problems or difficulties and management's response thereto, and review matters relating to the conduct of the audit required to be communicated by the independent auditors by applicable auditing standards, including:

   a. any schedule of unadjusted differences,

   b. the independent auditors' judgment about the quality of MMC's accounting principles,

   c. any restrictions on the scope of activities or access to requested information, and

   d. any significant disagreements with management.

9. The Committee shall review and discuss with the independent auditors their views about the quality of MMC's financial and accounting personnel.

B. Oversight of Financial Statements and Related Matters:

1. The Committee shall review and discuss as appropriate with management, internal audit and the independent auditors, in separate meetings if necessary:

   a. The annual audited financial statements, including MMC's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," and recommend to the Board whether the audited financial statements should be included in MMC's Form 10-K Report,

   b. the quarterly financial statements, including MMC's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," prior to the filing of MMC's Form 10-Q Reports, including the results of the independent auditors' review of the quarterly financial statements,

   c. MMC's policies generally with respect to earnings press releases and with respect to financial information and earnings guidance provided to analysts and rating agencies, including in each case the type and presentation of information to be disclosed and paying particular attention to the use of non-GAAP financial information. The Committee or its chair may review any of MMC's earnings press releases as the Committee or the chair deems appropriate,

   d. MMC's critical accounting policies and practices and any major issues regarding accounting principles and financial statement presentations, including any significant changes in MMC's selection or application of accounting principles,

   e. any analyses or other written communications prepared by management, internal audit and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements,

   f. the effect of any off-balance sheet structures and regulatory and accounting initiatives, including any SEC investigations or proceedings, on MMC's financial statements,

   g. disclosures made to the Audit Committee by MMC's Chief Executive Officer and Chief Financial Officer in connection with their certification process for the Form 10-K and Form 10-Q reports about (i) any significant deficiencies in the design or operation of internal controls over financial reporting and (ii) any fraud involving management or other employees who have a significant role in MMC's internal controls over financial reporting,

h. MMC's significant accounting and financial reporting controls, any major issues as to the adequacy of MMC's internal controls and procedures and any special steps adopted in light of material deficiencies, and

i. MMC's annual internal controls report and the independent auditor's attestation of the report prior to filing with MMC's Form 10-K.

2. The Committee shall review MMC's policies and practices with respect to risk assessment and risk management, including discussing with management MMC's major financial risk exposures and the steps that have been taken to monitor and control such exposures.

C. Oversight of Internal Audit Function:

1. The Committee shall evaluate at least annually the performance, responsibilities, budget and staffing of MMC's internal audit function and review the internal audit plan. The Committee shall also review of the appointment and replacement of the senior internal audit executive. Separately, the Committee shall review the responsibilities, budget and staffing of MMC's internal audit function with the independent auditors.

2. The Committee shall receive and review regular reports of major findings by internal audit and how management is addressing the conditions reported.

D. Oversight of Compliance and Regulatory Matters:

1. The Committee shall review MMC's Code of Ethics for Chief Executive and Senior Financial Officers and MMC's Code of Business Conduct and Ethics periodically (including compliance therewith) and report on such compliance to the Board. The Committee shall be responsible for overseeing waivers of such Codes for MMC Directors and senior executive officers.

2. The Committee shall establish procedures for:

a. the receipt, retention and treatment of complaints received by MMC regarding accounting, internal accounting controls or auditing matters, and

b. the confidential, anonymous submission by MMC employees of concerns regarding questionable accounting or auditing matters.

3. The Committee shall receive and review reports concerning legal and regulatory matters, including significant regulatory agency examinations that may have a material impact on the financial statements.

E. Other Matters:

The Committee shall have any other appropriate duties or responsibilities expressly delegated to the Committee by the Board.

Committee Report

The Committee shall prepare the audit committee report that Securities and Exchange Commission rules require to be included in MMC's proxy statement.

Performance Evaluation

The Committee shall annually (i) evaluate its own performance and (ii) review and assess the adequacy of this charter.

Equity Compensation Plan Information Table

The following table sets forth information as of December 31, 2004, with respect to compensation plans under which equity securities of MMC are authorized for issuance:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights[1][2]	(b) Weighted- average exercise price of outstanding options, warrants and rights[2]	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[2]
Equity compensation plans approved by stockholders	20,984,390	$37.2723	45,347,560[3]
Equity compensation plans not approved by stockholders	65,226,297	$45.1287	56,281,539[4]
Total	86,210,687[5]	$43.2164	101,629,099[5]

(1) This column reflects shares subject to unexercised options granted over the last ten years under MMC's *2000 Senior Executive Incentive and Stock Award Plan, 1997 Senior Executive Incentive and Stock Award Plan, 1992 Incentive and Stock Award Plan, 2000 Employee Incentive and Stock Award Plan* and *1997 Employee Incentive and Stock Award Plan.* This column contains information regarding stock options only; there are no warrants or stock appreciation rights outstanding.

(2) The number of shares that may be issued at the close of current offering periods under stock purchase plans, and the weighted-average exercise price of such shares, is uncertain and is consequently not reflected in columns (a) and (b). The number of shares to be purchased will depend on the amount of contributions with interest accumulated under these plans as of the close of the offering periods. The shares remaining available for future issuance in column (c) includes any shares that may be acquired under all current offering periods for these plans. See notes (3) and (4) below.

(3) Includes the following:

- 28,186,972 shares available for future awards under the *1999 Employee Stock Purchase Plan*, a stock purchase plan qualified under Section 423 of the Internal Revenue Code. Employees may acquire shares at a discounted purchase price on four quarterly purchase dates within the one-year offering period with the proceeds of their contributions plus interest accumulated during the respective quarter. The purchase price may be no less than 85% of the market price of the stock on the purchase date.
- 3,774,881 shares that may be issued to settle outstanding restricted stock unit, deferred stock unit and deferred bonus unit awards and other deferred compensation obligations.
- 9,198,404 shares available for future awards under the *2000 Senior Executive Incentive and Stock Award Plan*. Awards may consist of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, deferred bonus units, dividend equivalents, stock bonus, performance awards and other unit-based or stock-based awards.
- 3,183,741 shares available for future deferrals directed into share units under the *Stock Investment Supplemental Plan,* a nonqualified deferred compensation plan providing benefits to employees whose benefits are limited under the tax-qualified *Stock Investment Plan*, an employee stock ownership plan with a 401(k) feature.
- 1,003,562 shares available for future awards under the *Directors Stock Compensation Plan*. Awards may consist of shares, deferred stock units and dividend equivalents.

(4) Includes the following:

- 11,311,995 shares available for future awards under the *Stock Purchase Plan for International Employees*, *Stock Purchase Plan for French Employees*, *Save as You Earn Plan (U.K.)*, and *Irish Savings Related Share Option Scheme 2001*.
- 10,398,783 shares that may be issued to settle outstanding restricted stock unit, deferred stock unit and deferred bonus unit awards under the *2000 Employee Incentive and Stock Award Plan* and predecessor plans and programs.

- 32,270,144 shares available for future awards under the *2000 Employee Incentive and Stock Award Plan.* Awards may consist of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, deferred bonus units, dividend equivalents, stock bonus, performance awards and other unit-based or stock-based awards.
- 148,810 shares available for future awards under the *Approved Share Participation Schemes* for employees in Ireland. Awards are made in shares of stock.
- 1,835,327 shares available for future awards, and 316,480 shares that may be issued to settle outstanding awards, under the *Special Severance Pay Plan.* Awards consist of stock units and dividend equivalents.

(5) MMC's Board of Directors has authorized the repurchase of common stock, including an ongoing authorization to repurchase shares in connection with awards granted under equity-based compensation plans, subject to market conditions and other factors. Pursuant to that authorization, MMC repurchased 11.4 million shares in 2004.

The material features of MMC's compensation plans that have not been approved by stockholders and under which MMC shares are authorized for issuance are described below. Any such material plans under which awards in MMC shares may currently be granted are included as exhibits to this report.

- **Stock Purchase Plan for International Employees, Stock Purchase Plan for French Employees, Save As You Earn Plan (U.K.) and Irish Savings Related Share Option Scheme.** Eligible employees may elect to contribute to these plans through regular payroll deductions over an offering period which varies by plan from 1 to 5 years. On each purchase date, generally the end of the offering period, participants may receive their contributions plus interest in cash or use that amount to acquire shares of stock at a discounted purchase price. Under the International Plan, the purchase price may be no less than 85% of the market price of the stock on each of four quarterly purchase dates within the one-year offering period. Under the French Plan, the purchase price may be no less than 85% of the market price of the stock at the end of the offering period. Under the U.K. and Irish Plans, the purchase price may be no less than 80% of the market price of the stock at the beginning of the offering period.
- **2000 Employee Incentive and Stock Award Plan and predecessor plans and programs.** The terms of this plan and the 1997 Employee Incentive and Stock Award Plan are described in Note 8 to the Consolidated Financial Statements included under Item 8 of MMC's 2004 Annual Report on Form 10-K. In addition, the Stock Bonus Award Program provided for the payment of up to 50% of annual bonuses otherwise payable in cash, in the form of deferred stock units or deferred bonus units which are settled in shares. No future awards may be granted under any predecessor plan or program.
- **Approved Share Participation Schemes for Employees in Ireland.** Eligible participants may elect to acquire shares of stock at market price by allocating their bonus and up to an equivalent amount of their basic salary. The acquired shares are held in trust and generally may not be transferred for two years following their acquisition. The initial value of any shares held in trust for more than three years is not subject to income tax.
- **Special Severance Pay Plan.** Under this plan, certain holders of restricted stock or awards in lieu of restricted stock with at least 10 years of service will receive payment in shares upon forfeiture of their award if their employment with MMC or one of its subsidiaries terminates. The amount of such payment is based on years of service, with the individual receiving up to a maximum of 90% of the value of the restricted shares after 25 years of service and is subject to execution of a non-solicitation agreement.

MMC

Marsh • Putnam • Mercer
Marsh & McLennan Companies

Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, NY 10036-2774
www.mmc.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 10, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Gannett Co., Inc.
Incoming letter dated November 21, 2005

The proposal requests that the board initiate the appropriate process to amend Gannett's governance documents to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.

We are unable to concur in your view that Gannett may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Gannett may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We are unable to concur in your view that Gannett may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Gannett may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Ted Yu
Special Counsel